Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-139950

PROSPECTUS SUPPLEMENT (To prospectus dated January 12, 2007)

Up to 2,000,000

ACADIA REALTY TRUST

Common Shares

We have declared a special dividend on our common shares of beneficial interest, $.001 par value, or common shares, of approximately $0.55 per share, payable to our shareholders of record at the close of business on December 31, 2008. This represents an aggregate dividend of approximately $18,000,000. The dividend is expected to be paid on January 30, 2009.

Each shareholder may elect to receive the special dividend in cash or common shares, except that we expect to limit the aggregate amount of cash payable to 10% of the total amount (the “Cash Limitation”), or approximately $1,800,000, of the special dividend (other than cash payable in lieu of fractional shares).  However, the shareholder elections are subject to our right to pay all of the special dividend in cash.  If shareholder elections would result in the payment of cash in excess of the Cash Limitation, we will allocate the cash among shareholders as described herein under “Effect of Cash Limitations,” and pay the remaining portion in common shares. We will pay cash in lieu of issuing any fractional shares, but cash paid in lieu of fractional shares will not count toward the Cash Limitation.  To the extent a shareholder receives the special dividend entirely in our common shares, the shareholder’s relative ownership interest in us will increase compared to shareholders that receive the special dividend in cash or a combination of cash and our common shares.  If a shareholder receives the special dividend entirely in cash, the shareholder’s relative ownership interest in us will decrease compared to shareholders that receive the special dividend in our common shares or a combination of cash and common shares.  Unless we elect to pay the entire special dividend in cash, the special dividend will result in an increased number of shares outstanding.  Consequently, our future earnings per share will be lower than it would be if we had not declared the special dividend, as our earnings will be spread over an increased number of shares.

Our common shares are listed on the New York Stock Exchange, or the NYSE, under the symbol “AKR”.  The market value per common share for purposes of the special dividend will be the average of the volume weighted trading prices of our common shares on the NYSE on January 16 and 20, 2009.  As a result, on the payment date, the value of the shares and/or cash delivered in the special dividend may be more or less than $0.55 per share.

This prospectus supplement relates to the issuance of common shares in the special dividend.  We are offering up to 2,000,000 common shares, which amount has been approved for listing on the NYSE, upon notice of issuance.  The actual number of shares that will be issued in the special dividend will depend on shareholder elections, and the average of the volume weighted trading prices of our common shares on the NYSE on January 16 and 20, 2009. If shareholder elections would result in payment of the Cash Limitation, based on the closing price of the common shares on December 30, 2008 ($13.79 per share), then the number of shares issued would be 1,174,764 shares.

If you want to elect payment in cash or common shares, complete and sign the enclosed election form and deliver it to American Stock Transfer & Trust Company, LLC, the transfer agent, no later than 5:00 P.M., Eastern time, on January 16, 2009.  Subject to our right to pay the entire dividend in cash, if the transfer agent does not receive a valid election from you by that time, we will have the option to pay the special dividend on your shares in cash, common shares or a combination of cash and common shares, in our sole discretion.

If you hold shares through a bank, broker or nominee, please contact such bank, broker or nominee and inform them of the election they should make on your behalf.

Before making your election, you are urged to carefully read the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 31, 2008.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the special dividend and also adds to, updates or supersedes information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the special dividend.  To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

In this prospectus supplement, unless otherwise stated or the context otherwise requires, the terms “we,” “us,” “our” and other similar terms refer to the consolidated business of Acadia Realty Trust and all of its subsidiaries. In this prospectus supplement, the term “Acadia” refers to Acadia Realty Trust and not to any of our consolidated subsidiaries.  The term “you” refers to a shareholder.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. The offering of our common shares in the special dividend may be restricted by law in certain non-U.S. jurisdictions. This prospectus supplement is not an offer to sell nor does it seek an offer to buy any common shares in any jurisdiction where the offer or sale is not permitted. Elections made by any person in such a jurisdiction may be deemed invalid.

REASON FOR THE SPECIAL DIVIDEND

We are taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. In order to qualify as a REIT and avoid corporate-level income and excise taxes, we distribute to our shareholders each year all of our “taxable income,” as determined for U.S. federal income tax purposes.  During 2008, we completed transactions that produced taxable capital gain income to us in excess of our typical distribution levels.  As a result, in addition to the regular quarterly cash dividend ($0.21 per share) for the quarter ended December 31, 2008, we are paying a special dividend in an aggregate amount of approximately $0.55 per share or approximately $18,000,000. The cash election option for the special dividend is being provided in order to assure that the special dividend is treated as a taxable dividend for U.S. federal income tax purposes.  We anticipate that this special dividend will represent a capital gain dividend.

THE ELECTION

You may elect to receive the special dividend in the form of cash or common shares by choosing one of the election options in the accompanying election form, subject to the Cash Limitation, the ownership limitation described below, and our right, in our sole discretion, to pay the entire dividend in cash:

•                  Cash Election.  You elect to receive payment of the special dividend in cash.

•                  Share Election.  You elect to receive payment of the special dividend in the form of common shares.

To the extent you receive the special dividend entirely in our common shares, your relative ownership interest in us will increase compared to shareholders that receive the special dividend in cash or a combination of cash and our common shares. If you receive the special dividend entirely in cash, your relative ownership interest in us will decrease compared to shareholders that receive the special dividend in our common shares or a combination of cash and common shares.  Unless we elect to pay the entire special dividend in cash, the special dividend will result in an increased number of shares outstanding.  Consequently, our future earnings per share will be lower than it would be if we had not declared the special dividend, as our earnings will be spread over an increased number of shares.

We will pay cash in lieu of issuing any fractional shares, but cash paid in lieu of fractional shares will not count toward the Cash Limitation.

Shareholders of Record

In order to make your special dividend election, please complete and sign the accompanying election form and either fax or mail it to the transfer agent in the enclosed envelope as soon as possible. Subject to our right to pay the entire dividend in cash, for your election to be effective, the election form must be received by the transfer agent no later than 5:00 p.m., New York time, on January 16, 2009. Your election is irrevocable. The method of delivery of the election form is at the option and risk of the shareholder making the election, and the delivery will be deemed made only when actually received by the transfer agent. In all cases, sufficient time should be allowed to ensure timely delivery. The submission of an election form with respect to the special dividend will constitute the electing shareholder’s representation and warranty that such shareholder has full power and authority to make such election.

For any given common share, an election with respect to the special dividend may be made only by the holder of record of that share at the close of business on December 31, 2008, which is the record date for the special dividend.

Beneficial Shareholders

If your shares are held in the name of a bank, broker or other nominee, please promptly inform such bank, broker or nominee of the election they should make on your behalf.

Your election may be limited by certain cash and ownership limitations, as described below, as well as our right in our sole discretion to pay the entire dividend in cash, and you may not receive cash or common shares to the extent these limitations require that a different allocation be made to you. We will pay cash in lieu of issuing any fractional shares.

If you do not (or your bank, broker or nominee does not on your behalf) timely return a properly completed election form, we may pay your special dividend in the form of cash, common shares or a combination of cash and common shares, in our sole discretion, subject to the Cash Limitation and the ownership limitation described below.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance by us of any special dividend election form will be resolved by us, in our sole discretion, and our determination as to the resolution of any such questions shall be final and binding on all parties. We reserve the absolute right to reject, at our sole discretion, any and all election forms determined by us not to be in proper form, not timely received, ineligible or otherwise invalid or the acceptance of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the election form submitted by any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No valid election will be deemed to have been made until all defects and irregularities have been cured or waived to our satisfaction. Neither we nor the transfer agent nor any other person will be under any duty to give notification of any defects or irregularities in election forms or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the special dividend will be final and binding.

All common shares issued in the special dividend will be issued only in book-entry form. On or about January 30, 2009, the transfer agent will issue and mail to each of our shareholders of record that is a recipient of common shares in the special dividend a statement listing the number of common shares credited to such shareholder’s book-entry account and a payment check or direct deposit for any cash to which such shareholder is entitled (including, if applicable, cash in lieu of fractional shares) in the special dividend. For each of those shareholders who hold through a bank, broker or other nominee, the common shares and cash to which such shareholder is entitled in the special dividend will be delivered by the transfer agent to such shareholder’s bank, broker or other nominee. The bank, broker or other nominee will then allocate the shares and cash into such shareholder’s individual account. All cash payments to which a shareholder is entitled in the special dividend will be rounded to the nearest penny.

Completed election forms should be delivered to our transfer agent, American Stock Transfer & Trust Company, LLC, no later than 5:00 P.M., Eastern time, on January 16, 2009, in the enclosed envelope in accordance with the following delivery instructions:

By Regular Mail:	By Facsimile:
American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, NY 11219-9821	American Stock Transfer & Trust Company, LLC (718) 765-8716

If you are a shareholder of record and need additional information about completing the election form or other matters relating to the special dividend, please contact the transfer agent, at 1-800-937-5449.

If your shares are held through a bank, broker or nominee, please contact such bank, broker or nominee if you have any questions or need additional information about the special dividend or the election they may make on your behalf.

EFFECT OF CASH LIMITATION

The total amount of cash payable in the special dividend is limited to 10% of the total special dividend or approximately $1,800,000, not including any cash payments in lieu of fractional shares and subject to our right to pay all of the special dividend in cash. If a sufficient number of shareholders elect to receive shares, all shareholders who elect cash will receive their entire special dividend in cash in accordance with their elections. However, if satisfying all shareholder elections would result in the payment of cash in excess of the Cash Limitation, then the total amount of cash will be allocated on a pro rata basis among those shareholders who elected cash. As a result, if you elected to receive the special dividend in the form of cash, you would not receive the entire dividend in the form of cash. Instead, you would receive a portion in cash and the remainder in common shares, valued based on the average of the volume weighted trading prices of our common shares on the NYSE on January 16 and 20, 2009 (subject to the ownership limitation described below and the payment of cash in lieu of any fractional shares). We reserve the right, in our sole discretion, to pay the entire special dividend in cash.

All cash payments to which a shareholder is entitled will be rounded to the nearest penny.

EFFECT OF OWNERSHIP LIMITATION

Subject to certain exceptions specified in our Declaration of Trust, no person or entity may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than 9.8% in value or number, whichever is more restrictive, of the issued and outstanding shares of any class or series of our shares of beneficial interest, subject to certain exceptions. The trustees may waive this limitation if evidence satisfactory to them or our tax counsel is presented that such ownership will not jeopardize our status as a REIT. As a condition of such waiver, the trustees may require opinions of counsel satisfactory to them and/or an undertaking from the applicant with respect to preserving our REIT status.

The ownership limitation will apply to the special dividend. Therefore, if you elect to receive common shares and your receipt of common shares would cause you to exceed the ownership limitation, you will receive cash to the extent required to bring you within the ownership limitation. If you elect to receive common shares and they are issued to you in violation of the ownership limitation, all of the remedies applicable and available under the ownership limitation, under our Declaration of Trust or under the Internal Revenue Code will apply to those common shares. For a more detailed description of the ownership limitation and the remedies applicable thereunder, see “Description of Shares of Beneficial Interest” in the accompanying prospectus.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supersedes and replaces the discussion of tax considerations contained in the accompanying prospectus under the heading “Material United States Federal Income Tax Considerations”.

The following discussion describes certain of the material U.S. federal income tax considerations relating to our taxation as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and the ownership and disposition of our common shares.

Because this summary is only intended to address certain of the material U.S. federal income tax considerations relating to the ownership and disposition of our common shares, it may not contain all of the information that may be important to you. As you review this discussion, you should keep in mind that:

•                  the tax consequences to you may vary depending on your particular tax situation;

•                  you may be a person that is subject to special tax treatment or special rules under the Code (e.g., regulated investment companies, insurance companies, tax-exempt entities, financial institutions or broker-dealers, expatriates, persons subject to the alternative minimum tax and partnerships, trusts, estates or other pass through entities) that the discussion below does not address;

•                  the discussion below does not address any state, local or non-U.S. tax considerations; and

•                  the discussion below deals only with shareholders that hold our common shares as a “capital asset,” within the meaning of Section 1221 of the Code.

We urge you to consult with your own tax advisors regarding the specific tax consequences to you of acquiring, owning and selling our common shares, including the federal, state, local and foreign tax consequences of acquiring, owning and selling our common shares in your particular circumstances and potential changes in applicable laws.

The information contained in this section is based on the Code, final, temporary and proposed Treasury Regulations promulgated thereunder, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) (including in private letter rulings and other non-binding guidance issued by the IRS), as well as court decisions all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law, or that any such change would not apply retroactively to transactions or events preceding the date of the change.  We have not obtained, and do not intend to obtain, any rulings from the IRS concerning the U.S. federal income tax treatment of the matters discussed below.  Furthermore, neither the IRS nor any court is bound by any of the statements set forth herein and no assurance can be given that the IRS will not assert any position contrary to statements set forth herein or that a court will not sustain such position.

Taxation of Acadia Realty Trust as a REIT

Seyfarth Shaw LLP, which has acted as our tax counsel, has reviewed the following discussion and is of the opinion that it fairly summarizes the material U.S. federal income tax considerations relevant to our status as a REIT under the Code and to investors in our common shares. The following summary of certain U.S. federal income tax considerations is based on current law, is for general information only, and is not intended to be (and is not) tax advice.

It is the opinion of Seyfarth Shaw LLP that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, commencing with our taxable year ended December 31, 2001, through and including our taxable year ended December 31, 2007, and that our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. We must emphasize that this opinion of Seyfarth Shaw LLP is based on various assumptions, certain representations and statements made by us as to factual matters and is conditioned upon such assumptions, representations and statements being accurate and complete. Seyfarth Shaw LLP is not aware of any facts or circumstances that are not consistent with these representations, assumptions and statements.  Potential purchasers of our common shares should be aware, however, that opinions of counsel are not binding upon the IRS or any court.  In general, our qualification and taxation as a REIT depends upon our ability to satisfy, through actual operating results, distribution, diversity of share ownership, and other requirements imposed under the Code, none of which has been, or will be, reviewed by Seyfarth Shaw LLP. Accordingly, while we intend to continue to qualify to be taxed as a REIT under the Code no assurance can be given that the actual results of our operations for any particular taxable year has satisfied, or will satisfy, the requirements for REIT qualification.

Commencing with our taxable year ended December 31, 1993, we elected to be taxed as a REIT under the Code. We believe that commencing with our taxable year ended December 31, 1993, we have been organized and have operated in such a manner so as to qualify as a REIT under the Code, and we intend to continue to operate in such a manner. However, we cannot assure you that we will, in fact, continue to operate in such a manner or continue to so qualify as a REIT under the Code.

If we qualify for taxation as a REIT under the Code, we generally will not be subject to a corporate-level tax on our net income that we distribute currently to our shareholders. This treatment substantially eliminates the “double taxation” (i.e., a corporate-level tax and shareholder-level tax) that generally results from investment in a regular subchapter C corporation. However, we will be subject to U.S. federal income tax as follows:

•                  First, we would be taxed at regular corporate rates on any of our undistributed REIT taxable income, including our undistributed net capital gains (although, to the extent so designated by us, shareholders would receive an offsetting credit against their own U.S. federal income tax liability for U.S. federal income taxes paid by us with respect to any such gains).

•                  Second, under certain circumstances, we may be subject to the “corporate alternative minimum tax” on our items of tax preference.

•                  Third, if we have (a) net income from the sale or other disposition of “foreclosure property,” which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

•                  Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

•                  Fifth, if we should fail to satisfy the annual 75% gross income test or 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT under the Code because certain other requirements have been met, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of our gross income (90% for taxable years beginning on or before October 22, 2004) over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

•                  Sixth, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income required to be distributed from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amount actually distributed by us.

•                  Seventh, if we were to acquire an asset from a corporation that is or has been a subchapter C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the subchapter C corporation, and we subsequently recognize gain on the disposition of the asset within the ten-year period beginning on the day that we acquired the asset, then we will have to pay tax on the built-in gain at the highest regular corporate rate. The results described in this paragraph assume that no election will be made under Treasury Regulations Section 1.337(d)-7 for the subchapter C corporation to be subject to an immediate tax when the asset is acquired.

•                  Eighth, for taxable years beginning after December 31, 2000, we could be subject to a 100% tax on certain payments that we receive from one of our taxable REIT subsidiaries, (“TRSs”), or on certain expenses deducted by one of our TRSs, if the economic arrangement between us, the TRS and the tenants at our properties are not comparable to similar arrangements among unrelated parties.

•                  Ninth, if we fail to satisfy a REIT asset test, as described below, during our 2005 and subsequent taxable years, due to reasonable cause and we nonetheless maintain our REIT qualification under the Code because of specified cure provisions, we will generally be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•                  Tenth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or a violation of the asset tests described below) during our 2005 and subsequent taxable years and the violation is due to reasonable cause, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

•                  Eleventh, we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders.

•                  Finally, the earnings of our lower-tier entities that are subchapter C corporations, including TRSs but excluding our QRSs (as defined below), are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations.  We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for REIT Qualification—In General

To qualify as a REIT under the Code, we must elect to be treated as a REIT and must satisfy the annual gross income tests, the quarterly asset tests, distribution requirements, diversity of share ownership and other requirements imposed under the Code. In general, the Code defines a REIT as a corporation, trust or association:

(1)           that is managed by one or more trustees or directors;

(2)           the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)           that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)           that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

(5)           the beneficial ownership of which is held by 100 or more persons;

(6)           during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities;

(7)           that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(8)           that meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the requirements (1)-(4), (7) and (8) above must be met during the entire taxable year and that requirements (5) and (6) above do not apply to the first taxable year for which a REIT election is made and, thereafter, requirement (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of requirement (6) above, generally (although subject to certain exceptions that should not apply with respect to us), any stock held by a trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code is treated as not held by the trust itself but directly by the trust beneficiaries in proportion to their actuarial interests in the trust.

We believe that we have satisfied the requirements above for REIT qualification. In addition, our charter currently includes restrictions regarding the ownership and transfer of our common shares, which restrictions are intended to assist us in satisfying some of these requirements (and, in particular requirements (5) and (6) above). The ownership and transfer restrictions pertaining to our common shares are described in the prospectus under the heading “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer.”

In applying the REIT gross income and asset tests, all of the assets, liabilities and items of income, deduction and credit of a corporate subsidiary of a REIT that is a “qualified REIT subsidiary” (as defined in Section 856(i)(2) of the Code) (“QRS”) are treated as the assets, liabilities and items of income, deduction and credit of the REIT itself. Moreover, the separate existence of a QRS is disregarded for U.S. federal income tax purposes and the QRS is not subject to U.S. federal corporate income tax (although it may be subject to state and local tax in some states and localities). In general, a QRS is any corporation if all of the stock of such corporation is held by the REIT, except that it does not include any corporation that is TRS of the REIT. Thus, for U.S. federal income tax purposes, our QRSs are disregarded, and all assets, liabilities and items of income, deduction and credit of these QRSs are treated as Acadia’s assets, liabilities and items of income, deduction and credit.

A TRS is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a TRS.  A TRS is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local tax. Any dividends paid or deemed paid to us by any one of our TRSs will also be taxable, either (1) to us to the extent the dividend is retained by us, or (2) to our shareholders to the extent the dividends received from the TRS are paid to our shareholders. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under “REIT Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order to qualify as a REIT, the securities of all of our TRSs in which we have invested either directly or indirectly may not represent more than 20% (25% for our 2009 taxable year and thereafter) of the total value of our assets. We expect that the aggregate value of all of our interests in TRSs will represent less than 20% (25% for our 2009 taxable year and thereafter) of the total value of our assets; however, we cannot assure that this will always be true.

A TRS may generally engage in any business including the provision of customary or non-customary services to tenants of its parent REIT, which, if performed by the REIT itself, could cause rents received by the REIT to be disqualified as “rents from real property.” However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a hotel if such rights are held by the TRS as a franchisee, licensee, or in a similar capacity and such hotel is either owned by the TRS or leased to the TRS by its parent REIT.  However, for taxable years beginning after July 30, 2008, a TRS may provide rights to a brand name under which a health care facility is operated, if such rights are provided to an “eligible independent contractor” to operate or manage the health care facility and such health care facility is either owned by the TRS or leased to the TRS by its parent REIT.  A TRS will not be considered to operate or manage a qualified health care property or a qualified lodging facility solely because the TRS (i) directly or indirectly possesses a license, permit, or similar instrument enabling it to do so, or (ii) employs individuals working at such facility or property located outside the U.S., but only if an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract  However, the Code contains several provisions which address the arrangements between a REIT and its TRSs which are intended to ensure that a TRS recognizes an appropriate amount of taxable income and is subject to an appropriate level of federal income tax. For example, a TRS is limited in its ability to deduct interest payments made to the REIT. In addition, a REIT would be subject to a 100% penalty on some payments that it receives from a TRS, or on certain expenses deducted by the TRS if the economic arrangements between the REIT, the REIT’s tenants and the TRS are not comparable to similar arrangements among unrelated parties.  We have several TRSs and will endeavor to structure any arrangement between ourselves, our TRSs and our tenants so as to minimize the risk of disallowance of interest expense deductions or of the

100% penalty being imposed. Notwithstanding, however, it cannot be assured that the IRS would not challenge any such arrangement.

Also, a REIT that is a partner in a partnership is deemed to own its proportionate share of each of the assets of the partnership and is deemed to be entitled to income of the partnership attributable to such proportionate share. For purposes of Section 856 of the Code, the interest of a REIT in the assets of a partnership of which it is a partner is determined in accordance with the REIT’s capital interest in the partnership and the character of the assets and items of gross income of the partnership retain the same character in the hands of the REIT. For example, if the partnership holds any property primarily for sale to customers in the ordinary course of its trade or business, the REIT is treated as holding its proportionate share of such property primarily for such purpose. Thus, our proportionate share (based on our capital interest) of the assets, liabilities and items of income of any partnership in which we are a partner, including the Operating Partnership (and our indirect share of the assets, liabilities and items of income of each lower-tier partnership), will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this section. For purposes of the 10% Value Test (described under “REIT Asset Tests” below) our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by a partnership.   Also, actions taken by the Operating Partnership or other lower-tier partnerships can affect our ability to satisfy the REIT gross income and asset tests and the determination of whether we have net income from a prohibited transaction. For purposes of this section any reference to “partnership” shall refer to and include any partnership, limited liability company, joint venture and other entity or arrangement that is treated as a partnership for federal income tax purposes, and any reference to “partner” shall refer to and include a partner, member, joint venturer and other beneficial owner of any such partnership, limited liability company, joint venture and other entity or arrangement.

REIT Gross Income Tests:   In order to maintain our qualification as a REIT under the Code, we must satisfy, on an annual basis, two gross income tests.

•                  First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain “hedging transactions” entered into after July 30, 2008, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments.

•                  Second, at least 95% of our gross income, excluding gross income from prohibited transactions and, commencing with our 2005 taxable year, certain “hedging transactions,” for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities.

For this purpose the term “rents from real property” includes: (a) rents from interests in real property; (b) charges for services customarily furnished or rendered in connection with the rental of real property, whether or not such charges are separately stated; and (c) rent attributable to personal property which is leased under, or in connection with, a lease of real property, but only if the rent attributable to such personal property for the taxable year does not exceed 15% of the total rent for the taxable year attributable to both the real and personal property leased under, or in connection with, such lease. For purposes of (c), the rent attributable to personal property is equal to that amount which bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real property and the personal property at the beginning and at the end of such taxable year.

However, in order for rent received or accrued, directly or indirectly, with respect to any real or personal property, to qualify as “rents from real property,” the following conditions must be satisfied:

•                  such rent must not be based in whole or in part on the income or profits derived by any person from the property (although the rent may be based on a fixed percentage of receipts or sales);

•                  such rent may not be received or accrued, directly or indirectly, from any person if the REIT owns, directly or indirectly (including by attribution, upon the application of certain attribution rules): (i) in the case of any person which is a corporation, at least 10% of such person’s voting stock or at least 10% of the value of such person’s stock; or (ii) in the case of any person which is not a corporation, an interest of at least 10% in the assets or net profits of such person, except that under certain circumstances, rents received from a TRS will not be disqualified as “rents from real property” even if we own more than 10% of the TRS; and

•                  the portion of such rent that is attributable to personal property for a taxable year that is leased under, or in connection with, a lease of real property may not exceed 15% of the total rent received or accrued under the lease for the taxable year.

In addition, all amounts (including rents that would otherwise qualify as “rents from real property”) received or accrued during a taxable year directly or indirectly by a REIT with respect to a property, will constitute “impermissible tenant services income” (and, thus, will not qualify as “rents from real property”) if the amount received or accrued directly or indirectly by the REIT for: (x) noncustomary services furnished or rendered by the REIT to tenants of the property; or (y) managing or operating the property ((x) and (y) collectively, “Impermissible Services”) exceeds 1% of all amounts received or accrued during such taxable year directly or indirectly by the REIT with respect to the property. For this purpose, however, the following services and activities are not treated as Impermissible Services: (i) services furnished or rendered, or management or operation provided, through an independent contractor from whom the REIT itself does not derive or receive any income or through a TRS; and (ii) services usually or customarily rendered in connection with the rental of space for occupancy (such as, for example, the furnishing of heat and light, the cleaning of public entrances, and the collection of trash), as opposed to services rendered primarily to a tenant for the tenant’s convenience. If the amount treated as being received or accrued for Impermissible Services does not exceed the 1% threshold, then only the amount attributable to the Impermissible Services (and not, for example, all tenant rents received or accrued that otherwise qualify as “rents from real property”) will fail to qualify as “rents from real property.” For purposes of the 1% threshold, the amount that we will be deemed to have received for performing Impermissible Services will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.

We (through the Operating Partnership and other affiliated entities) provide some services at our properties, which services we believe do not constitute Impermissible Services or, otherwise, do not cause any rents or other amounts received that otherwise qualify as “rents from real property” to fail to so qualify. If we or the Operating Partnership or other affiliated entities were to consider offering services in the future which could cause any such rents or other amounts to fail to qualify as “rents from real property” then we would endeavor to arrange for such services to be provided through one or more independent contractors and/or TRSs or, otherwise, in such a manner so as to minimize the risk of such services being treated as Impermissible Services.

In addition, we (through the Operating Partnership and other affiliated entities) receive or may receive fees for property management and administrative services provided with respect to certain properties not owned, either directly or indirectly, entirely by us and/or the Operating Partnership. These fees do not constitute qualifying income for purposes of either the 75% gross income test or 95% gross income test. We (through the Operating Partnership and other affiliated entities) also receive or may receive other types of income that do not constitute qualifying income for purposes of either of these two gross income tests. We believe that our share of the aggregate amount of these fees and other non-qualifying income so received or accrued has not caused us to fail to satisfy either of the gross income tests. We anticipate that we will continue to receive or accrue a certain amount of non-qualifying fees and other income. In the event that our share of the amount of such fees and other income could jeopardize our ability to satisfy these gross income tests, then we would endeavor to arrange for the services in respect of which such fees and other income are received to be provided by one or more independent contractors and/or TRSs or, otherwise, in such manner so as to minimize the risk of failing either of the gross income tests.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we have a binding commitment to acquire or originate the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and its income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.

To the extent that a REIT derives interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned directly by a REIT.

We and our affiliates or subsidiaries have or may originate and acquire mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of such real property. Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described in the section entitled “REIT Asset Tests,” and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which REITs may rely, it does not prescribe rules of substantive tax law.  Moreover, not all of the mezzanine loans in which we invest meet or will meet each of the requirements for reliance on this safe harbor.  To the extent that mezzanine loans do not qualify for the safe harbor described above, the interest income from such loans will be qualifying income for purposes of the 95% gross income test, but there is a risk that such interest income will not be qualifying income for purposes of the 75% gross income test and that such loans will not constitute real estate assets for purposes of the REIT asset tests.  We have invested, and will continue to invest, in mezzanine loans in a manner that will enable us to continue to satisfy the REIT gross income and asset tests.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Prior to our 2005 taxable year, any periodic income or gain from the disposition of any financial instrument for transactions to hedge indebtedness we incurred to acquire or carry “real estate assets” was qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.  To the extent we hedged in other situations, it is not entirely clear how the income from those transactions should have been treated for the gross income tests.  Commencing with our 2005 taxable year, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but not the 75% gross income test.  For hedging transactions entered into after July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. For this purpose, a “hedging transaction” means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT under the Code.

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business.  We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business.  Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset.  A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•                  the REIT has held the property for not less than four years (or, for sales made after July 30, 2008, two years);

•                  the aggregate capital expenditures made by the REIT, or any partner of the REIT, during the four-year period (or, for sales made after July 30, 2008, two-year period) preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•                  either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Internal Revenue Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) for sales made after July 30, 2008, the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•                  in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least four years (or, for sales made after July 30, 2008, two years) for the production of rental income; and

•                  if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of safe-harbor provision in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction.  We cannot assure you, however, that we can comply with the safe-harbor provision or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”  The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to such corporation at regular corporate income tax rates.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions recognized subsequent to July 30, 2008, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income.  However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests.  Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•                  that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•                  for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•                  for which the REIT makes a proper election to treat the property as foreclosure property.

We have no foreclosure property as of the date of this prospectus supplement.  Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury.  However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•                  on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•                  on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•                  which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

To the extent that we or our subsidiaries hold or acquire investments in foreign countries, taxes that we pay in foreign jurisdictions may not be passed through to, or used by, our shareholders as a foreign tax credit or otherwise. Any foreign investments may also generate foreign currency gains and losses.  Certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests.  “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and the 95% gross income tests.  Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or interests in real property and certain foreign currency gains attributable to certain “qualified business units” of a REIT.  “Passive foreign exchange gain” will be excluded from gross income only for purposes of the 95% gross income test.  Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or interests in real property.  Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income tests.  These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities.  Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Notwithstanding the foregoing, for taxable years beginning after June 30, 2008, the Secretary of the Treasury may determine that any item of income or gain not otherwise qualifying for purposes of the 75% and 95% gross income tests may be considered as not constituting gross income for purposes of those tests, and that any item of income or gain that otherwise constitutes nonqualifying income may be considered as qualifying income for purposes of such tests.

If we fail to satisfy either or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year pursuant to a special relief provision of the Code which may be available to us if:

•                  our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•                  we attach a schedule of the nature and amount of each item of income to our U.S. federal income tax return; and

•                  for our 2004 and prior taxable years, the inclusion of any incorrect information on the schedule is not due to fraud with intent to evade tax.

We cannot state whether in all circumstances, if we were to fail to satisfy either of the gross income tests, we would still be entitled to the benefit of this relief provision. Even if this relief provision were to apply, we would nonetheless be subject to a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test and (2) the amount by which 95% (or 90% for our 2004 and prior taxable years) of our income exceeds the amount of qualifying income under the 95% gross income test, in each case, multiplied by a fraction intended to reflect our profitability.

REIT Asset Tests:    At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature and diversification of our assets (collectively, the “Asset Tests”):

•                  at least 75% of the value of our total assets must be represented by “real estate assets” (which also includes any property attributable to the temporary investment of new capital, but only if such property is stock or a debt instrument and only for the 1-year period beginning on the date the REIT receives such proceeds), cash and cash items (including receivables) and government securities (“75% Value Test”);

•                  not more than 25% of the value of our total assets may be represented by securities other than securities that constitute qualifying assets for purposes of the 75% Value Test;

•                  except with respect to securities of a TRS or QRS and securities that constitute qualifying assets for purposes of the 75% Value Test:

•                  not more than 5% of the value of our total assets may be represented by securities of any one issuer  (the “5% Value Test”);

•                  we may not hold securities possessing more than 10% of the total voting power of the outstanding securities of any one issuer (the “10% Vote Test”);

•                  we may not hold securities having a value of more than 10% of the total value of the outstanding securities of any one issuer (“10% Value Test”); and

•                  not more than 20% (25% for our 2009 taxable year and thereafter) of the value of our total assets may be represented by securities of one or more TRSs.

After initially meeting the Asset Tests at the close of any quarter of our taxable year, we would not lose our status as a REIT under the Code for failure to satisfy these tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the Asset Tests results from an acquisition of securities or other property during a quarter, we can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to facilitate compliance with the Asset Tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.

In applying the Asset Tests, we are treated as owning all of the assets held by any of our QRSs and our proportionate share of the assets held by the Operating Partnership (including the Operating Partnership’s share of the assets held by any lower-tier partnership in which the Operating Partnership holds a direct or indirect interest).

For purposes of the 5% Value Test, the 10% Vote Test or 10% Value Test, the term “securities” does not include shares in another REIT, equity or debt securities of a QRS or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership.  Securities, for purposes of the Asset Tests, may include debt that we hold in other issuers. However, the Code specifically provides that the following types of debt will not be taken into account as securities for purposes of the 10% Value Test: (1) securities that meet the “straight debt” safe harbor; (2) loans to individuals or estates; (3) obligations to pay rents from real property; (4) rental agreements described in Section 467 of the Code (other than such agreements with related party tenants); (5) securities issued by other REITs; (6) debt issued by partnerships that derive at least 75% of their gross income from sources that constitute qualifying income for purposes of the 75% gross income test; (7) any debt not otherwise described in this paragraph that is issued by a partnership, but only to the extent of our interest as a partner in the partnership; (8) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (9) any other arrangement described in future Treasury Regulations.  For purposes of the 10% Value Test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in (6) and (7) above.

For taxable years beginning after July 30, 2008, for purposes of the 75% Value Test, cash includes any foreign currency used by the REIT or its qualified business unit as its “functional currency” (as defined in section 985(b) of the Internal Revenue Code), provided that the foreign currency (a) is held by the REIT or its qualified business unit in the normal course of activities which give rise to qualifying income under the 75% or 95% gross income tests or which are related to acquiring or holding assets described in section 856(c)(4) of the Internal Revenue Code and (b) is not held in connection with dealing, or engaging in substantial and regular trading, in securities

Based on our regular quarterly asset tests, we believe that we have not violated any of the Asset Tests. However, we cannot provide any assurance that the IRS would concur with our beliefs in this regard.

If we fail to satisfy the Asset Tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•                  we satisfied the Asset Tests at the end of the preceding calendar quarter; and

•                  the discrepancy between the value of our assets and the Asset Test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If at the end of any calendar quarter commencing with our 2005 taxable year, we violate the 5% Value Test or the 10% Vote or Value Tests described above, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets or otherwise comply with the Asset Tests within six months after the last day of the quarter in which we identify such failure.  In the event of a failure of any of the Asset Tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (1) dispose of assets or otherwise comply with the Asset Tests within six months after the last day of the quarter in which we identify the failure, (2) we file a description of each asset causing the failure with the Internal Revenue Service and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the Asset Tests.

REIT Distribution Requirements:    To qualify for taxation as a REIT, we must, each year, make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (1) the sum of: (A) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain, and (2) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. In addition, if we were to dispose of any asset acquired from a subchapter C corporation in a “carryover basis” transaction within ten years of the acquisition, we would be required to distribute at least 90% of the after-tax “built-in gain” recognized on the disposition of such asset.

We must pay dividend distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of the prior year’s distribution requirement if one of the following two sets of criteria are satisfied:

•                  the dividends are declared in October, November or December and are made payable to shareholders of record on a specified date in any of these months, and such dividends are actually paid during January of the following year; or

•                  the dividends are declared before we timely file our U.S. federal income tax return for such year, the dividends are paid in the 12-month period following the close of the year and not later than the first regular dividend payment after the declaration, and we elect on our U.S. federal income tax return for such year to have a specified amount of the subsequent dividend treated as if paid in such year.

Even if we satisfy our distribution requirements for maintaining our REIT status, we will nonetheless be subject to a corporate-level tax on any of our net capital gain or REIT taxable income that we do not distribute to our shareholders. In addition, we will be subject to a 4% excise tax to the extent that we fail to distribute during any calendar year (or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last 3 months of the calendar year) an amount at least equal to the sum of:

•                  85% of our ordinary income for such year;

•                  95% of our capital gain net income for such year; and

•                  any undistributed taxable income required to be distributed from prior periods.

As discussed below, we may retain, rather than distribute, all or a portion of our net capital gains and pay the tax on the gains and may elect to have our shareholders include their proportionate share of such undistributed gains as long-term capital gain income on their own income tax returns and receive a credit for their share of the tax paid by us.

For purposes of the 4% excise tax described above, any such retained gains would be treated as having been distributed by us.

We intend to make timely distributions sufficient to satisfy our annual distribution requirements for REIT qualification under the Code and which are eligible for the dividends-paid deduction. In this regard, the partnership agreement of the Operating Partnership authorizes us, as the general partner of the Operating Partnership, to cause the Operating Partnership to make distributions to us, as the general partner of the Operating Partnership, necessary to satisfy the payment of distributions to our shareholders which will enable us to satisfy the annual REIT distribution requirements.

We expect that our cash flow will exceed our REIT taxable income due to the allowance of depreciation and other non-cash deductions allowed in computing REIT taxable income. Accordingly, in general, we anticipate that we should have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement for REIT qualification under the Code. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet this requirement or to distribute an amount sufficient to enable us to avoid income and/or excise taxes. In such event, we may find it necessary to arrange for borrowings to raise cash or, if possible, make taxable share dividends in order to make such distributions. In addition, pursuant to recently-issued Revenue Procedure 2008-68, we are also permitted to make taxable distributions of our shares (in lieu of cash) if (i) any such distribution is declared with respect to a taxable year ending on or before December 31, 2009, and (ii) each of our shareholders is permitted to elect to receive its entire entitlement under such declaration in either money or shares of equivalent value subject to a limitation in the amount of money to be distributed in the aggregate; provided that (1) the amount of money that we set aside for distribution is not less than 10% of the aggregate distribution so declared, and (2) if too many of our shareholders elect to receive money, a pro rata amount of money will be distributed to each such shareholder electing to receive money, but in no event will any such shareholder receive less than its entire entitlement under such declaration.  It is our intent that this special dividend comply with Revenue Procedure 2008-68.

In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Code, or an agreement as to tax liability between us and an IRS district director, we may be able to rectify any resulting failure to meet the 90% distribution requirement by paying “deficiency dividends” to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, we must make the distribution within ninety days of the adverse determination and we also must satisfy other procedural requirements. If we satisfy the statutory requirements of Section 860 of the Code, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Recordkeeping Requirements:  We must maintain certain records in order to qualify as a REIT.  In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding shares of beneficial interest.  We have complied, and we intend to continue to comply, with these requirements.

Failure to Qualify as a REIT:    Commencing with our 2005 taxable year, if we would otherwise fail to qualify as a REIT under the Code because of a violation of one of the requirements described above, our qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and we pay a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the gross income tests described above or a violation of the asset tests described above each of which have specific relief provisions that are described above.

If we fail to qualify for taxation as a REIT under the Code in any taxable year, and the relief provisions do not apply, we will have to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions to shareholders in any year in which we fail to qualify, nor will we be required to make distributions to shareholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to the shareholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We might not be entitled to the statutory relief described in the preceding paragraph in all circumstances.

Taxation of U.S. Shareholders

When we refer to the term U.S. Shareholders, we mean a holder of our common shares that is, for U.S. federal income tax purposes:

•                  a citizen or resident of the United States;

•                  a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust if a court within the United States can exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  If you are a partner in a partnership holding our common shares, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common shares by the partnership.

Distributions Generally:  For any taxable year for which we qualify for taxation as a REIT under the Code, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.

As long as we qualify as a REIT, distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. A U.S. Shareholder taxed at individual rates will generally not be entitled to the reduced tax rate applicable to certain types of dividends except with respect to the portion of any distribution (a) that represents income from dividends received from a non-REIT corporation in which we own shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual shareholders), or (b) that is equal to our REIT taxable income (taking into account the dividends paid deduction available to us) for our previous taxable year less any taxes paid by us during the previous taxable year, provided that certain holding period and other requirements are satisfied at both the REIT and individual shareholder level. U.S. Shareholders taxed at individual rates should consult their own tax advisors to determine the impact of tax rates on dividends received from us. Distributions of this kind will not be eligible for the dividends received deduction in the case of U.S. Shareholders that are corporations.

Distributions made by us that we properly designate as capital gain dividends will be taxable to U.S. Shareholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. Shareholder has held his common shares. The highest marginal individual income tax rate is currently 35%.  However, the maximum tax rate on long-term capital gain applicable to U.S. Shareholders taxed at individual rates is 15% (through 2010). The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25% computed on the lesser of the total amount of the gain or the accumulated Section 1250 depreciation.  Thus, with certain limitations, capital gain dividends received by U.S. Shareholders taxed at individual rates may be eligible for preferential rates of taxation, and the tax rate differential between capital gain and ordinary income may be significant.  We will generally designate our capital gain dividends as either 15% or 25% rate distributions.   In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses.  U.S. Shareholders taxed at individual rates may generally deduct capital losses not offset by capital gains against their ordinary income only up to a maximum annual amount of $3,000. Such taxpayers may carry forward unused capital losses indefinitely. A corporate U.S. Shareholder must generally pay tax on its net capital gain at ordinary corporate rates. A corporate U.S. Shareholder may generally deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.  Finally, U.S. Shareholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

To the extent that we make distributions, not designated as capital gain dividends, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholder. Thus, these distributions will reduce the adjusted basis which the U.S. Shareholder has in its shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. Shareholder’s adjusted basis in its shares will be taxable as capital gains, provided that the shares have been held as a capital asset. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for U.S. federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred shares before being allocated to other distributions.

Dividends declared by us in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

U.S. Shareholders holding shares at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our shareholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each U.S. Shareholder required to include the designated amount in determining the U.S. Shareholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. U.S. Shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. Shareholders will increase their basis in their shares by the difference between the amount of the includible gains and the tax deemed paid by the shareholder in respect of these gains.

Passive Activity Loss and Investment Interest Limitations:    Distributions from us and gain from the disposition of our shares will not be treated as passive activity income and, therefore, a U.S. Shareholder will not be able to offset any of this income with any passive losses of the shareholder from other activities. Dividends received by a U.S. Shareholder from us generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of shares of our shares or capital gain dividends generally will be excluded from investment income unless the shareholder elects to have the gain taxed at ordinary income rates.

Sale/Other Taxable Disposition of Common Shares:    In general, a U.S. Shareholder who is not a dealer in securities will recognize gain or loss on its sale or other taxable disposition of our shares equal to the difference between the amount of cash and the fair market value of any other property received in such sale or other taxable disposition and the shareholder’s adjusted basis in said shares at such time. This gain or loss will be a capital gain or loss if the shares have been held by the U.S. Shareholder as a capital asset. The applicable tax rate will depend on the shareholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder’s tax bracket. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the 15% long-term capital gain tax rates in effect through 2010 for shareholders taxed at individual rates) to a portion of capital gain realized by a non-corporate shareholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. Shareholders should consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. Shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our common shares held for more than 12 months. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.

Shareholders should consult with their own tax advisors with respect to their capital gain tax liability in respect of distributions received from us and gains recognized upon the sale or other disposition of shares of our common shares.

Treatment of Tax-Exempt Shareholders:    Based upon published rulings by the IRS, distributions by us to a U.S. Shareholder that is a tax-exempt entity generally should not constitute “unrelated business taxable income”

(“UBTI”), provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness,” within the meaning of the Code, and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. Similarly, income from the sale of our common shares will not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

For tax-exempt U.S. Shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans, exempt from federal income taxation under Code Sections 501(c)(7), (9), (17) and (20), respectively, income from an investment in our common shares generally will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its shares of our common shares. Such prospective investors should consult their own tax advisors concerning these “set-aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” is treated as UBTI as to any trust which (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code are referred to below as “qualified trusts.”

A REIT is a “pension-held REIT” if (i) it would not have qualified as a REIT under the Code but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), (ii) the percentage of the REIT’s dividends that the tax-exempt trust must treat as UBTI is at least 5%, and (iii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (ii) the total gross income of the REIT, less direct expenses related to the total gross income. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to qualified trusts. We do not expect to be classified as a “pension-held REIT.”

The rules described above under the heading “Taxation of U.S. Shareholders” concerning the inclusion of our designated undistributed net capital gains in the income of its shareholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Certain U.S. Federal Income Tax Consequences of the Special Dividend to United States Shareholders:  Each shareholder must include the sum of the value of the common shares and the amount of cash, if any, received pursuant to the special dividend in its gross income as dividend income to the extent that such shareholder’s share of the special dividend is made out of its share of the portion of our current and accumulated earnings and profits allocable to the special dividend. For this purpose, the amount of the special dividend paid in common shares will be equal to the amount of cash that could have been received instead of the common shares. A shareholder that receives common shares pursuant to the special dividend would have a tax basis in such shares equal to the amount of cash that could have been received instead of such shares as described above, and the holding period in such shares would begin on the day following the payment date for the special dividend.

The special dividend will not be eligible for the dividends received deduction available to U.S. shareholders that are domestic corporations but not S corporations. Such corporate holders should also consider the possible effects of section 1059 of the Code, which reduces a corporate holder’s basis in its shares, but not below zero, by the non-taxed portion of an extraordinary dividend, where the holder has not held such shares for more than two years before the dividend announcement date. Corporate shareholders should also consider the effect of the corporate alternative minimum tax, which imposes a maximum tax rate of 20% on a corporation’s alternative minimum taxable income for the taxable year and which is calculated without regard to the dividends received deduction.

For certain U.S. shareholders, the special dividend may be an “extraordinary dividend.” An “extraordinary dividend” is a dividend that is equal to at least 10% of a shareholder’s adjusted basis in its common shares. A U.S.

shareholder that receives an extraordinary dividend and later sells its underlying shares at a loss will be treated as realizing a long-term capital loss, regardless of its holding period in its shares, to the extent of the extraordinary dividend.

Special Tax Considerations For Non-U.S. Shareholders

Taxation of Non-U.S. Shareholders:    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, “Non-U.S. Shareholders”) are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Shareholders should consult with their tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in our common shares, including any reporting requirements.

Distributions by us to a Non-U.S. Shareholder that are neither attributable to gain from sales or exchanges by us of United States real property interests (“USPRIs”) (as defined below) nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. However, if income from the investment in our common shares is treated as effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the Non-U.S. Shareholder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the Non-U.S. Shareholder to U.S. taxation on a net income basis) the Non-U.S. Shareholder generally will be subject to tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such income and is generally not subject to withholding. Any such effectively connected distributions received by a Non-U.S. Shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Shareholder, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a Non-U.S. Shareholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is submitted to us or the appropriate withholding agent or (b) the Non-U.S. Shareholder submits an IRS Form W-8 ECI (or a successor form) to us or the appropriate withholding agent claiming that the distributions are effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business and, in either case, other applicable requirements were met.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder’s shares, but rather will reduce the adjusted basis of such shares. For FIRPTA (defined below) withholding purposes (discussed below) such distribution will be treated as consideration for the sale or exchange of shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s shares, these distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of its shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

Distributions to a Non-U.S. Shareholder that are designated by us at the time of distribution as capital gain dividends (other than those arising from the disposition of a USRPI) generally will not be subject to U.S. federal income taxation unless (i) investment in the shares is effectively connected with the Non-U.S. Shareholder’s U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as a U.S. Shareholder with respect to such gain (except that a corporate Non-U.S. Shareholder may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case such shareholder will be subject to a 30% tax on his or her capital gains.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of USRPIs will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property.  Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Shareholders would be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder’s U.S. federal income tax liability. We or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of Non-U.S. Shareholder status on IRS Form W-8 to determine whether withholding is required on gains realized from the disposition of U.S. real property interests. A U.S. Shareholder who holds shares on behalf of a Non-U.S. Shareholder will bear the burden of withholding, provided that we have properly designated the appropriate portion of a distribution as a capital gain dividend.

Capital gain distributions to Non-U.S. Shareholders that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (1) our common shares continue to treated as being “regularly traded” on an established securities market in the United States and (2) the Non-U.S. shareholder did not own more than 5% of our common shares at any time during the one-year period preceding the distribution.  As a result, Non-U.S. shareholders owning 5% or less of our common shares generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.  If our common shares cease to be regularly traded on an established securities market in the United States or the Non-U.S. shareholder owned more than 5% of our common shares at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph.  If a Non-U.S. shareholder disposes of our common shares during the 30-day period preceding the ex-dividend date of any dividend payment, and such Non-U.S. shareholder (or a person related to such Non-U.S. shareholder) acquires or enters into a contract or option to acquire our common shares within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such Non-U.S. shareholder under FIRPTA, then such Non-U.S. shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Gain recognized by a Non-U.S. Shareholder upon a sale of stock of a REIT generally will not be taxed under FIRPTA if the REIT is a “domestically-controlled REIT” (generally, a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by foreign persons). Since it is currently anticipated that we will be a “domestically-controlled REIT,” a Non-U.S. Shareholder’s sale of our common shares should not be subject to taxation under FIRPTA. However, because our common shares are publicly-traded, no assurance can be given that we will continue to be a “domestically-controlled REIT.” Notwithstanding the foregoing, gain from the sale of our common shares that is not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) the Non-U.S. Shareholder’s investment in the shares is “effectively connected” with the Non-U.S. Shareholder’s U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as a U.S. Shareholder with respect to such gain (a Non-U.S. Shareholder that is a foreign corporation may also be subject to a 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals).

If we are not, or cease to be, a “domestically-controlled REIT,” whether gain arising from the sale or exchange of shares by a Non-U.S. Shareholder would be subject to United States taxation under FIRPTA as a sale of a USRPI will depend on whether any class of our shares is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange), as is the case with our common shares, and on the size of the selling Non-U.S. Shareholder’s interest in us. In the case where we are not, or cease to be, a “domestically-controlled REIT” and any class of our shares is “regularly traded” on an established securities market at any time during the calendar year, a sale of shares of that class by a Non-U.S. Shareholder will only be treated as a sale of a USRPI (and thus subject to taxation under FIRPTA) if such selling shareholder beneficially owns (including by attribution) more than 5% of the total fair market value of all of the shares of such class at any time during the five-year period ending either on the date of such sale or other applicable determination date. To the extent we have one or more classes of shares outstanding that are “regularly traded,” but the Non-U.S. Shareholder sells shares of a class of our shares that is not “regularly traded,” the sale of shares of such class would be treated as a sale of a USRPI under the foregoing rule only if the shares of such latter class acquired by the Non-U.S. Shareholder have a total net market value on the date they are acquired that is greater than 5% of the total fair market value of the “regularly traded” class of our shares having the lowest fair market value (or with respect to a nontraded class of our shares convertible into a “regularly traded” market value on the date of acquisition of the total fair market value of the “regularly traded” class into which it is convertible). If gain on the sale or exchange of shares were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals); provided, however, that deductions otherwise allowable will be allowed as deductions only if the tax returns were filed within the time prescribed by law. In general, the purchaser of the shares would be required to withhold and remit to the IRS 10% of the amount realized by the seller on the sale of such shares.

Certain U.S. Federal Income Tax Consequences of the Special Dividend to Non-United States Shareholders:  The following discussion is applicable to non-U.S. shareholders that did not own more than 5% of our common shares at any time during the one-year period ending on the payment date of the special dividend.

A non-U.S. holder of our common shares will treat the amount of the special dividend as ordinary income.

For non-U.S. shareholders, the special dividend will be subject to withholding of United States federal income tax on a gross basis at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless it is treated as effectively connected with the conduct by the non-U.S. shareholder of a United States trade or business. Certain certification and disclosure requirements must be satisfied for the shareholder to be exempt from withholding under the effectively connected income exemption. If the special dividend is effectively connected with such a trade or business, a non-U.S. shareholder will be subject to tax on the special dividend on a net basis (that is, after allowance of deductions) at graduated rates and generally will not be subject to withholding. A non-U.S. shareholder that is a corporation may also be subject to an additional branch profits tax on the special dividend at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Generally, information reporting will apply to the payment of the special dividend, and backup withholding at the rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

Information Reporting Requirements and Backup Withholding Tax

U.S. Shareholders:    We will report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a U.S. Shareholder with respect to dividends paid unless the U.S. Shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. Shareholder that does not provide us with its correct taxpayer identification number. A U.S. Shareholder may credit any amount paid as backup withholding against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. Shareholder who fails to certify to us its non-foreign status.

Non-U.S. Shareholders:    If you are a Non-U.S. Shareholder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•                  dividend payments;

•                  the payment of the proceeds from the sale of common shares effected at a United States office of a broker,

as long as the income associated with these payments is otherwise exempt from U.S. federal income tax, and:

•                  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•                  a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•                  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with Treasury Regulations, or

•                  you otherwise establish your right to an exemption.

Payment of the proceeds from the sale of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•                  the proceeds are transferred to an account maintained by you in the United States;

•                  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•                  the sale has some other specified connection with the United States as provided in the Treasury Regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common shares will be subject to information reporting if it is effected at a foreign office of a broker that is:

•                  a United States person;

•                  a controlled foreign corporation for United States tax purposes;

•                  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•                  a foreign partnership, if at any time during its tax year:

•                  one or more of its partners are “U.S. persons,” as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•                  such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish your right to an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Tax Aspects of the Operating Partnership

General:    The Operating Partnership holds substantially all of our investments. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of their partnership, and are potentially subject to tax thereon, without regard to whether distributions are made to them by the partnership. We include in our income our proportionate share of these Operating Partnership items (including our proportionate share of such items attributable to partnerships in which the Operating Partnership owns a direct or indirect interest) for purposes of the various REIT gross income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT Asset Tests, we include our proportionate share of assets held by the Operating Partnership and by partnerships in which the Operating Partnership owns a direct or indirect interest.

We believe that each partnership in which we hold an interest (either directly or indirectly) is properly treated as a partnership for tax purposes and not as an association taxable as a corporation.  If for any reason the Operating Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions.  In addition, any change in the Operating Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. Further, items of income and deduction of the Operating Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes.  Consequently, the Operating Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Operating Partnership’s taxable income.

Tax Allocations with respect to Contributed Properties (Effects of Section 704(c) of the Code): Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at such time (said difference, the “Book-Tax Difference”).  Additionally, upon the occurrence of certain events (including but not limited to the issuance of additional interests in the partnership), a partnership may adjust the Section 704(b) book basis of its assets to reflect their then-current fair market values, thereby creating additional Book-Tax Differences under Section 704(c).  These allocations are solely for U.S. federal income tax purposes and do not affect the economic or legal arrangements among the partners. The Operating Partnership was formed by way of, and has since formation received, contributions of appreciated property (including interests in partnerships that have appreciated property) and has adjusted the Section 704(b) book basis of its assets. Consequently, in accordance with Section 704(c) of the Code and the Operating Partnership’s partnership agreement, the Operating Partnership makes allocations to its partners in a manner consistent with Section 704(c) of the Code and the Treasury Regulations thereunder.

In general, those partners who have contributed to the Operating Partnership property (including interests in partnerships that own property) that has a fair market value in excess of basis at the time of such contribution have been allocated lower amounts of depreciation deductions for tax purposes than would have been the case if such allocations were made pro rata. In addition, in the event of the disposition of any such property, all taxable income and gain attributable to such property’s Book-Tax Difference generally will be allocated to the contributing partners, and we generally will be allocated only our share (and on a pro rata basis) of any capital gain attributable to post-contribution appreciation, if any. The foregoing allocations would tend to eliminate a property’s Book-Tax Difference over the Operating Partnership’s life. However, the special allocation rules of Section 704(c) of the Code do not always entirely eliminate a property’s Book-Tax Difference and could prolong a noncontributing partner’s Book-Tax Difference with respect to such property. Thus, the carryover basis of a contributed property in the hands of the Operating Partnership may cause us to be allocated: (a) lower tax depreciation and other deductions than our economic or book depreciation and other deductions allocable to us; and/or (b) more taxable income or gain upon a sale of the property than the economic or book income or gain allocable to us as a result of the sale. Such differing tax allocations may cause us to recognize taxable income or gain in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements.

Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences (e.g., the “traditional method,” the “traditional method with curative allocations,” and the “remedial method”). Some of these methods could prolong the period required to eliminate the Book-Tax Difference as compared to other permissible methods (or could, in fact, result in a portion of the Book-Tax Difference to remain unaccounted for). The Operating Partnership’s partnership agreement provides for the use of the “traditional method” for accounting for Book-Tax Differences, unless otherwise determined by us, as the general partner of the Operating Partnership, and the contributing partner. As a result of this determination, distributions to our shareholders could be comprised of more taxable income than would otherwise be the case. With respect to any purchased property that is not “replacement property” in a tax-free like-kind exchange under Section 1031 of the Code, such property initially would have a tax basis equal to its fair market value and Section 704(c) of the Code would not apply.

Basis in Partnership Interests in the Operating Partnership:    Our adjusted tax basis in our interest in the Operating Partnership generally equals the amount of cash and the basis of any other property contributed by us to the

Operating Partnership (1) increased by our allocable share of the income and indebtedness of the Operating Partnership, and (2) decreased (but not below zero) by: (a) our allocable share of losses of the Operating Partnership; (b) the amount of cash and adjusted basis of property distributed by the Operating Partnership to us; and (c) the reduction in our allocable share of the Operating Partnership’s indebtedness.

If the allocation of our distributive share of the Operating Partnership’s losses exceeds the adjusted tax basis of our partnership interest in the Operating Partnership, the recognition of such excess losses would be deferred to the extent that we have adjusted tax basis in our interest in the Operating Partnership. To the extent that the Operating Partnership’s distributions, or any decrease in our allocable share of indebtedness (such decreases being considered a constructive cash distribution to the partners), exceeds our adjusted tax basis in our interest in the Operating Partnership, such excess distributions (including such constructive distributions) will constitute taxable income to us. Such taxable income would normally be characterized as capital gain, and if our interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently more than one year), such distributions and constructive distributions would constitute long-term capital gain income.

Sale of the Properties:    Our distributive share of any gain realized by the Operating Partnership on its sale of any property held by it as inventory or primarily for sale to customers in the ordinary course of its trade or business would be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income may also have an adverse effect on our ability to satisfy the REIT gross income tests. Under existing law, whether the Operating Partnership holds its property as inventory or primarily for sale to customers in the ordinary course of its trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, renting and otherwise operating the properties, and to make such occasional sales of the properties, including peripheral land, as are consistent the Operating Partnership’s investment objectives.

State and Local Tax

We and our shareholders may be subject to state and local tax in various states and localities, including those in which we or they transact business, own property or reside. Our tax treatment and that of our shareholders in such jurisdictions may differ from the U.S. federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common shares.

LEGAL MATTERS

Legal matters, excluding tax matters, relating to this prospectus supplement, will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York.  The legal matters described under “Material United States Federal Income Tax Considerations” in this prospectus supplement will be passed upon for us by Seyfarth Shaw LLP, New York, New York. Certain matters of Maryland law, including the validity of the common shares to be issued, will be passed upon for us by Berliner, Corcoran & Rowe L.L.P., Washington, D.C.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated by reference in this prospectus supplement have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the Commission. Our filings with the Commission are available to the public on the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy any document that we file with the Commission at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room and its copy charges.

The information incorporated by reference herein is an important part of this prospectus supplement. Any statement contained in a document which is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in a subsequent filing or in this prospectus supplement, or information that we later file with the Commission prior to the termination of this offering, modifies or replaces this information. The following documents filed with the Commission are incorporated by reference into this prospectus supplement, except for any document or portion thereof “furnished” to the Commission:

•                  our Annual Report on Form 10-K for the year ended December 31, 2007, also referred to as our “2007 Form 10-K”;

•                  our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2008;

•                  our Current Reports on Form 8-K filed on February 4, March 24, May 16, June 12, July 7 and December 19, 2008;

•                  our Definitive Proxy Statement dated April 9, 2008; and

•                  all documents that we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of this offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus supplement (other than exhibits, unless they are specifically incorporated by reference in the documents), write us at the following address or call us at the telephone number listed below:

ACADIA REALTY TRUST

1311 Mamaroneck Avenue

Suite 260

White Plains, New York 10605

Attention: Robert Masters

(914) 288-8100

We maintain an internet website at http://www.acadiarealty.com.  We are not incorporating by reference in this prospectus supplement any material from our website.  The reference to our website is an inactive textual reference to the uniform resource locator (URL) and is for your reference only.

ELECTION FORM

Acadia Realty Trust, a Maryland real estate investment trust, has declared a special dividend on its common shares of beneficial interest, $.001 par value, or its common shares, of $0.55 per share, payable to its shareholders of record at the close of business on December 31, 2008. This represents an aggregate dividend of approximately $18,000,000. The dividend is expected to be paid on January 30, 2009.

Each shareholder has the option to elect to receive the special dividend in cash or common shares, except that we expect to limit the aggregate amount of cash payable to shareholders in the special dividend (other than cash payable in lieu of fractional shares) to 10% of the total amount (the “Cash Limitation”) or approximately $1,800,000. The shareholder elections are subject to our right to pay all of the special dividend in cash. If shareholder elections would result in the payment of cash in excess of the expected Cash Limitation, we will allocate the cash among shareholders (as described in the prospectus supplement accompanying this election form) and pay the remaining portion in common shares. We will pay cash in lieu of issuing any fractional shares, but cash paid in lieu of fractional shares will not count toward the Cash Limitation.

Our common shares are listed on the New York Stock Exchange under the symbol “AKR”. The market value per common share for purposes of the special dividend will be the average of the volume weighted trading prices of our common shares on the NYSE on January 16 and 20, 2009. As a result, on the payment date, the value of the shares and/or cash delivered in the special dividend may be more or less than $0.55 per share.

If you want to elect payment in cash or common shares, complete and sign this election form and deliver it to American Stock Transfer & Trust Company, LLC, the transfer agent, no later than 5:00 P.M., Eastern time, on January 16, 2009. Subject to our right to pay all of the special dividend in cash, if the transfer agent does not receive a valid election from you by that time, we will have the option to pay the special dividend on your shares in cash, common shares or any combination of the two that we choose, in our sole discretion.

Please check only one of the following boxes below to indicate whether you elect to receive the special dividend in cash or common shares for all of the common shares that you owned on the close of business on December 31, 2008.

Your election is irrevocable. If you do not timely return a properly completed election form, we may pay your special dividend in the form of cash, common shares or a combination of cash and common shares, in our sole discretion, subject to the Cash Limitation and the ownership limitation described in the prospectus supplement accompanying this election form.

Please detach along perforated line and mail in the envelope provided.

ACADIA REALTY TRUST

Acadia Realty Trust has declared a special dividend of $0.55 per share, payable January 30, 2009.

•      To be effective, American Stock Transfer &Trust Company, LLC must receive this authorization no later than January 16, 2009. Enclosed is a postage paid envelope, which can be used to return this card, or

•      You may fax this card to (718) 765-8716.

PLEASE MARK YOUR ELECTION IN BLUE OR BLACK INK AS SHOWN HERE. ☒

OPTION 1		OPTION 2
STOCK ELECTION		CASH ELECTION
I elect to receive Acadia Common	☐	I elect to receive cash	☐
Shares (plus cash in lieu of any
fractional share).

Please sign and date this election card as your name appears below and return immediately in the enclosed envelope. Your election is irrevocable.

Share Owner sign here	Date

Co-Owner sign here	Date

NOTE:

Please sign exactly as your name or names appear on this election card. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the share owner is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the share owner is a partnership, please sign in partnership name by an authorized person.

PROSPECTUS

$300,000,000

ACADIA REALTY TRUST

Common Shares

Preferred Shares

Debt Securities

We may from time to time offer, in one or more series or classes, separately or together, and in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus, the following securities:

•	our common shares;

•	our preferred shares; and/or

•	debt securities, which may be either senior debt securities or subordinated debt securities.

We will offer our securities in amounts, at prices and on terms to be determined at the time we offer those securities. We will provide the specific terms of the securities in supplements to this prospectus. We are organized and conduct our operations so as to qualify as a real estate investment trust, or REIT, for federal income tax purposes. The specific terms of the securities may include limitations on actual, beneficial or constructive ownership and restrictions on transfer of the securities that may be appropriate to preserve our status as a REIT.

The securities may be offered on a delayed or continuous basis directly by us, through agents, underwriters or dealers as designated from time to time, through a combination of these methods or through any other method provided in the applicable prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

In addition, certain selling securityholders to be identified from time to time in a prospectus supplement may sell our securities that they own. We will not receive any of the proceeds from the sale of our securities by selling securityholders.

Our common shares are traded on the New York Stock Exchange under the symbol “AKR.”

Investing in our securities involves risks. Before buying our securities, you should refer to the risk factors included in our periodic reports, in prospectus supplements relating to specific offerings and in other information that we file with the Securities and Exchange Commission. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

January 12, 2007

This prospectus and the applicable prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and this prospectus and any applicable prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus. You should not assume that the information appearing in this prospectus or any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operation and prospects may have changed since those dates.

As used in this prospectus, references to “we,” “our,” “us,” and “Acadia” are to Acadia Realty Trust, except as the context otherwise requires.

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC. By using a shelf registration statement, we may sell common shares, preferred shares and debt securities from time to time in one or more offerings. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of the securities offered, including the amount, the price and the terms determined at the time of the offering. The prospectus supplement may also add to, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

Some of the statements in, or incorporated by reference in, this prospectus or any applicable prospectus supplement constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negative of these terms or other similar terms.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this prospectus or any applicable prospectus supplement to reflect any change in our expectations with regard to the statements or any change in events, conditions or circumstances on which any such statement is based, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the SEC, and you should not place undue reliance on those statements.

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ACADIA REALTY TRUST

We are a fully integrated, self-managed and self-administered equity real estate investment trust, or REIT, focused primarily on the ownership, acquisition, redevelopment and management of retail properties, including neighborhood and community shopping centers and mixed-use properties with retail components. We currently operate 77 properties, which we own or have an ownership interest in. These assets are located primarily in the Northeast, Mid-Atlantic and Midwest regions of the United States and, in total, comprise approximately 10 million square feet.

All of our assets are held by, and all of our operations are conducted through, Acadia Realty Limited Partnership, a Delaware limited partnership, or the Operating Partnership, and its majority-owned subsidiaries. As of the date of this prospectus, we controlled 98% of the Operating Partnership as the sole general partner. As the general partner, we are entitled to share, in proportion to our percentage interest, in the cash distributions and profits and losses of the Operating Partnership. The limited partners represent entities or individuals who contributed their interests in certain properties or partnerships to the Operating Partnership in exchange for common or preferred units of limited partnership interest, or OP Units. Limited partners holding Common OP Units are generally entitled to exchange their units on a one-for-one basis for our common shares. Holders of our Preferred OP Units are entitled to convert their units into Common OP Units at certain fixed conversion prices and are entitled to preferred quarterly distributions.

Our common shares are traded on the New York Stock Exchange under the symbol “AKR.” Our executive offices are located at 1311 Mamaroneck Avenue, Suite 260, White Plains, New York 10605 and our telephone number is (914) 288-8100.

We maintain an internet website at http://www.acadiarealty.com. We are not incorporating by reference in this prospectus any material from our website, and we have provided an inactive textual reference to the website’s uniform resource locator (URL) for your reference only.

RISK FACTORS

Before you invest in any of our securities, in addition to the other information in this prospectus and the applicable prospectus supplement, you should carefully consider the risk factors under the heading “Risk Factors” contained in Part I, Item 1A in our most recent Annual Report on Form 10-K and any risk factors disclosed under the heading “Risk Factors” in Part II, Item 1A in our most recent Quarterly Report on Form 10-Q filed after our most recent Annual Report on Form 10-K, which are incorporated by reference into this prospectus and the applicable prospectus supplement, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated:

	Nine Months ended September 30,				Years ended December 31,
	2006		2005		2005		2004		2003		2002		2001
Ratio of earnings to fixed charges	1.30	x	1.83	x	2.70	x	1.69	x	1.63	x	2.04	x	1.39	x

For the purpose of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding minority interest attributable to continuing operations, income or loss from equity investees, fixed charges and distributed income of equity investees to income from continuing operations before income taxes, less capitalized interest and preferred distributions of consolidated subsidiaries. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of deferred financing costs, amortization of discounts or premiums related to indebtedness and preferred distributions of consolidated subsidiaries.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

This summary does not purport to be complete and is qualified in its entirety by reference to our Declaration of Trust and Bylaws, each as amended or restated. See “Where You Can Find More Information” in this prospectus.

General

Under our Declaration of Trust, we may issue 100,000,000 common shares, par value $0.001 per share. All common shares, when issued, are duly authorized, fully paid and nonassessable. This means that the full price for the shares has been paid at the time of issuance and consequently that any holder of such shares will not later be required to pay us any additional money for the same. As of December 31, 2006, 31,772,952 of our common shares were issued and outstanding, as were 642,272 of Common OP Units of the Operating Partnership, which are convertible into the same number of our common shares (subject to anti-dilution adjustments).

In addition, 2,212 Series A Preferred OP Units of the Operating Partnership were issued at a price of $1,000 per unit to certain individuals on November 16, 1999. These Series A Preferred OP Units are convertible into Common OP Units at a conversion price of $7.50 per unit and are entitled to a preferred quarterly distribution of the greater of (a) $22.50 per Series A Preferred OP Unit (9% annually) or (b) the quarterly distribution attributable to a Series A Preferred OP Unit if such unit were converted into a Common OP Unit. A total of 188 Series A Preferred OP Units were outstanding as of December 31, 2006.

On January 27, 2004, 4,000 Series B Preferred OP Units of the Operating Partnership were issued in connection with the acquisition of the rights to provide asset management, leasing, disposition, development and construction services for an existing portfolio of retail properties from Klaff Realty, L.P. (“Klaff”). These units are entitled to a quarterly preferred distribution of the greater of (i) $13.00 (5.2% annually) per unit or (ii) the quarterly distribution attributable to a Preferred OP Unit if such unit were converted into a Common OP Unit. The Series B Preferred OP Units are convertible at any time into Common OP Units based on the stated value of $1,000 divided by $12.82. Additionally, the holder of the Series B Preferred OP Units may redeem their units at par for either cash or Common OP Units (at our option) after the earlier of the third anniversary of their issuance, or the occurrence of certain events, including a change in our control. After the fifth anniversary of the issuance, we may redeem the Series B Preferred OP Units and convert them into Common OP Units at market value as of the redemption date. In response to a subsequent request from Klaff, our board of trustees approved a waiver on February 24, 2004 which allows Klaff to redeem 1,500 Series B Preferred OP Units at any time. Klaff has not redeemed any Series B Units as of the date of this prospectus.

Effective February 15, 2005, we acquired the balance of Klaff’s rights to provide the above-referenced services and certain potential future revenue streams. In consideration for this transaction, we issued 250,000 restricted Common OP Units to Klaff. These units are convertible into our common shares on a one-for-one basis after a five-year lock-up period.

Our common shares have equal dividend, liquidation and other rights, and have no preference, exchange or appraisal rights, except for any appraisal rights provided by Maryland law. Holders of our common shares have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Distributions

Holders of our common shares may receive distributions out of assets that we can legally use to pay distributions, when and if they are authorized and declared by our board of trustees. Each common shareholder shares in the same proportion as other common shareholders out of the assets that we can legally use to pay distributions after we pay or make adequate provision for all of our known debts and liabilities in the event we are liquidated, dissolved or our affairs are wound up.

Voting Rights

Holders of common shares have the power to vote on all matters presented to our shareholders, including the election of trustees, except as otherwise provided by Maryland law. Our Declaration of Trust prohibits us from merging or selling all or substantially all of our assets without the approval of two-thirds of the outstanding shares that are entitled to vote on such matters. Holders of common shares are entitled to one vote per share.

There is no cumulative voting in the election of our trustees, which means that holders of more than 50% of the common shares voting for the election of trustees can elect all of the trustees if they choose to do so and the holders of the remaining shares cannot elect any trustees.

Restrictions on Ownership and Transfer

To qualify as a REIT under the Internal Revenue Code, we must satisfy certain ownership requirements. Specifically, not more than 50% in value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year, and the common shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. We must also satisfy certain income requirements to maintain our REIT status. One such requirement is that at least 75% of our gross income for each calendar year must consist of rents from real property and income from certain other real property investments. This is complicated by the fact that the rents received by the Operating Partnership will not qualify as rents from real property if we own, actually or constructively, 10% or more of the ownership interests in our lessees, within the meaning of section 856(d)(2)(B) of the Internal Revenue Code. See “Certain Federal Income Tax Considerations” in this prospectus.

Because our board of trustees believes it is essential for us to continue to qualify as a REIT, our Declaration of Trust contains provisions aimed at satisfying the requirements described above. In regard to the ownership requirements, the Declaration of Trust provided that no person may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than 9.8% in value or number, whichever is more restrictive, of the issued and outstanding shares of any of our class or series of shares of beneficial interest, subject to certain exceptions. The trustees may waive this limitation if evidence satisfactory to them or our tax counsel is presented that such ownership will not jeopardize our status as a REIT. As a condition of such waiver, the trustees may require opinions of counsel satisfactory to them and/or an undertaking from the applicant with respect to preserving our REIT status.

Our Declaration of Trust also provides that any purported transfer or issuance of shares or securities transferable into shares which would (i) violate the 9.8% limitation described above, (ii) result in shares being owned by fewer than 100 persons for purposes of the REIT provisions of the Internal Revenue Code, (iii) result in our being “closely held” with the meaning of Section 856(h) of the Internal Revenue Code, or (iv) otherwise jeopardize our REIT status under the Internal Revenue Code (including a transfer which would cause us to own, actually or constructively, 9.8% or more of the ownership interests in one of our lessees) will be null and void ab initio (from the beginning). Moreover, common shares transferred, or proposed to be transferred, in contravention of the above will be subject to purchase by us at a price equal to the lesser of (i) the price stipulated in the challenged transaction and (ii) the fair market value of such shares (determined in accordance with the rules set forth in our Declaration of Trust).

All certificates representing the common shares bear a legend referring to the restrictions described above.

The ownership limitations described above could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of common shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, which has an address at 40 Wall Street, New York, NY 10005.

RESTRICTIONS ON TRANSFERS OF COMMON SHARES AND ANTI-TAKEOVER PROVISIONS

Maryland Law

Business Combinations. Section 8-301(14) of the Maryland General Corporation Law (“MGCL”) permits a Maryland REIT to enter into a business combination (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) on the same terms as a Maryland corporation under the MGCL. Under the MGCL, certain business combinations between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of such corporation’s shares, or an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of such corporation (an “Interested Stockholder”) or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of such corporation and (b) two-thirds of the votes entitled to be cast by holders of shares of voting stock of such corporation other than the shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.

Additional Anti-Takeover Provisions. As an additional anti-takeover defense, Maryland law permits publicly-held Maryland statutory REITs to elect to be governed by all or any part of Maryland law provisions relating to unsolicited takeovers, as described below. The election to be governed by one or more of these provisions can be made by a publicly-held Maryland REIT in its Declaration of Trust or Bylaws (“charter documents”) or by resolution adopted by its board of trustees so long as it has at least three trustees who, at the time of electing to be subject to the provisions, are not officers or employees, are not persons seeking to acquire control of the REIT, are not trustees, officers, affiliates or associates of any person seeking to acquire control, and were not nominated or designated as trustees by a person seeking to acquire control. Our charter documents do not contain any such provisions.

However, if the charter documents do not already contain these provisions, a REIT may adopt one or more of these additional anti-takeover provisions by a board resolution or a Bylaw amendment, following which it must file articles supplementary to its Declaration of Trust with the Maryland State Department of Assessments and Taxation. Shareholder approval is not required for the filing of these articles supplementary. Our board of trustees has not passed any such resolution or Bylaw amendment and we have not filed such articles supplementary.

A Maryland REIT may elect to be subject to all or any portion of the following anti-takeover provisions of Maryland law, notwithstanding any contrary provisions in the REIT’s charter documents:

Classified Board: A REIT may divide its board into three classes which, to the extent possible, will have the same number of trustees, the terms of which will expire at the third annual meeting of shareholders after the election of each class, with the first class term expiring one year after adoption, the second class term expiring two years later and the third class term expiring three years later. We do not have a classified board.

Two-thirds Shareholder Vote to Remove Trustees: If the REIT has a classified board, the shareholders may remove any trustee only by the affirmative vote of at least two-thirds of all votes entitled to be cast by the shareholders generally in the election of trustees, but a trustee may not be removed without cause. If the REIT does not have a classified board, the shareholders may remove any trustee only by the affirmative vote of at least two-thirds of all votes entitled to be cast by the shareholders generally in the election of trustees, with or without cause.

Size of Board Fixed by Vote of Board: The number of trustees will be fixed only by resolution of the board, but the number cannot be less than three trustees.

Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee, may be filled only by the affirmative vote of a majority of the remaining trustees even if they do not constitute a quorum. Trustees elected to fill vacancies will hold office for the remainder of the full term of the class of trustees in which the vacancy occurred, as opposed to until the next annual meeting of shareholders, and until a successor is elected and qualified.

Shareholder Calls of Special Meetings: Special meetings of shareholders may be called by the secretary of a REIT only upon the written request of shareholders entitled to cast at least a majority of all votes entitled to be cast at the meeting and only in accordance with procedures set out in the MGCL.

As we have stated above, we have not elected to be subject to any of the foregoing anti-takeover provisions.

DESCRIPTION OF PREFERRED SHARES

This summary does not purport to be complete and is qualified in its entirety by reference to our Declaration of Trust and Bylaws, each as amended or restated. See “Where You Can Find More Information” in this prospectus.

General

Subject to limitations prescribed by Maryland law and our Declaration of Trust, our board of trustees is authorized to issue one or more series of preferred shares from time to time and, with respect to any such series, to fix the designations, numbers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series.

Reference is made to any supplement to this prospectus relating to the preferred shares offered thereby for specific items, including:

•   The title and stated value of such preferred shares;

•   The number of such preferred shares offered, the liquidation preference per share and the offering price of such preferred shares;

•   The distribution rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such preferred shares;

•   The date from which distributions on such preferred shares shall accumulate, if applicable;

•   The procedures for any auction and remarketing, if any, for such preferred shares;

•   The provision for a sinking fund, if any, for such preferred shares;

•   The provision for redemption, if applicable, of such preferred shares;

•   Any listing of such preferred shares on any securities exchange;

•   The terms and conditions, if applicable, upon which such preferred shares will be convertible into common shares, including the conversion price (or manner of calculation thereof);

•   A discussion of federal income tax considerations applicable to such preferred shares;

•   The relative ranking and preferences of such preferred shares as to distribution rights (including whether any liquidation preference as to the preferred shares will be treated as a liability for purposes of determining the availability of assets for distributions to holders of shares ranking junior to the preferred shares as to distribution rights) and rights upon our liquidation or winding up of our affairs;

•   Any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of preferred shares as to distribution rights and rights upon the liquidation, dissolution or winding up of our affairs; and

•   Any other specific terms, preferences, rights, limitations or restrictions of such preferred shares.

Rank

Unless otherwise indicated in the applicable supplement to this prospectus, our preferred shares rank, with respect to payment of distributions and rights upon our liquidation, dissolution or winding up, and allocation of our earnings and losses:

•   senior to all classes or series of common shares, and to all equity securities ranking junior to such preferred shares;

•            on a parity with all equity securities issued by us, the terms of which specifically provide that such equity securities rank on a parity with the preferred shares; and

•            junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the preferred shares.

Distributions

Subject to any preferential rights of any outstanding shares or series of shares, our preferred shareholders are entitled to receive distributions, when and as authorized by our board of trustees, out of legally available funds, and share pro rata the amount to be distributed to such class or series of preferred shares based on the number of preferred shares of the same class or series outstanding. Distributions will be made at such rates and on such dates as will be set forth in the applicable supplement to this prospectus.

Voting Rights

Unless otherwise indicated in the applicable supplement to this prospectus, holders of our preferred shares will not have any voting rights.

Liquidation Preference

Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common shares or any other class or series of shares ranking junior to the preferred shares in our distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of preferred shares are entitled to receive, after payment or provision for payment of our debts and other liabilities, out of our assets legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable supplement to this prospectus), plus an amount, if applicable, equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such preferred shares do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. In the event that, upon any such of our voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all of our outstanding preferred shares and the corresponding amounts payable on all of our shares of other classes or series of equity security ranking on a parity with the preferred shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of our preferred shares and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If the liquidating distributions are made in full to all holders of preferred shares, our remaining assets shall be distributed among the holders of any other classes or series of equity security ranking junior to the preferred shares upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

Conversion Rights

The terms and conditions, if any, upon which shares of any series of preferred shares are convertible into common shares will be set forth in the applicable supplement to this prospectus. Such terms will include the number of common shares into which the preferred shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred shares or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such preferred shares.

Redemption

If so provided in the applicable supplement to this prospectus, our preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such supplement to this prospectus.

Registrar and Transfer Agent

The registrar and transfer agent for our preferred shares will be set forth in the applicable supplement to this prospectus.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time, in one or more series under an indenture dated as of December 11, 2006, as supplemented by a first supplemental indenture dated as of December 11, 2006 between us and U.S. Bank, National Association, as trustee, or under a separate indenture that we will enter into with a trustee to be selected. The following section describes certain of the material terms and conditions of the debt securities we may issue. For a more detailed description of the terms of the debt securities, please refer to the applicable indenture that we will enter into for any debt securities we may issue from time to time, which will be incorporated by reference into this prospectus, and which we will describe in a prospectus supplement.

We have filed the indenture and the first supplemental indenture with U.S. Bank, National Association as an exhibit to the registration statement. You should read the indenture and any supplemental or separate indenture for additional information before you buy any debt securities.

General

The debt securities will be our direct obligations and may be either senior debt securities or subordinated debt securities. The debt securities may be secured or unsecured. The indenture will not limit the principal amount of debt securities that we may issue. We may issue debt securities in one or more series. The indenture will set forth the specific terms of each series of debt securities. The material terms of each series of debt securities will also be described in the applicable prospectus supplement. Each prospectus supplement and indenture incorporated by reference therein will describe:

•    the title of the debt securities and whether the debt securities are senior or subordinated debt securities;

•    whether or not the debt securities are secured, and if secured, a description of the collateral securing that series of debt securities;

•    any limit upon the aggregate principal amount of a series of debt securities that we may issue;

•    the date or dates on which principal of the debt securities will be payable and the amount of principal that will be payable;

•    the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable (if other than the registered holders on the record date) and the record date for the interest payable on any payment date;

•    the currency or currencies in which principal, premium, if any, and interest, if any, will be paid;

•    the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities that are in registered form can be presented for registration of transfer or exchange;

•    any provisions regarding our right to prepay debt securities or of holders to require us to prepay debt securities;

•    the right, if any, of holders of the debt securities to convert them into common shares, preferred shares or other securities, including any provisions intended to prevent dilution of the conversion rights and any provisions limiting the exercise rights of the holders;

•    any provisions requiring or permitting us to make payments to a sinking fund that will be used to redeem debt securities or a purchase fund that will be used to purchase debt securities;

•    any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;

•    the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•    any additional or modified events of default or covenants with respect to the debt securities;

•    whether we will be restricted from incurring any additional indebtedness or any other covenants with respect to a particular series of debt securities;

•    whether the debt securities will be guaranteed and, if so, on what terms;

•    the trustee, authenticating or paying agent, transfer agent or registrar; and

•    any other material terms of the debt securities.

The indenture may contain restrictions on our ability to repurchase our securities or financial covenants.

We may issue debt securities at a discount from their stated principal amount or original issue discount. A prospectus supplement may describe U.S. federal income tax considerations and other special considerations applicable to a debt security issued with original issue discount.

If the principal, premium, if any, or interest with regard to any series of debt securities is payable in a foreign currency, we will describe in the prospectus supplement relating to those debt securities any restrictions on currency conversions, U.S. federal income tax considerations or other material restrictions with respect to that issue of debt securities.

Form of Debt Securities

We may issue debt securities in certificated or uncertificated form, in registered form with or without coupons or in bearer form with coupons, if applicable. We may issue debt securities of a series in the form of one or more global certificates evidencing all or a portion of the aggregate principal amount of the debt securities of that series. We may deposit the global certificates with depositaries, and the certificates may be subject to restrictions upon transfer or upon exchange for debt securities in individually certificated form.

Events of Default and Remedies

An event of default with respect to each series of debt securities will include:

•    our default in the payment of the principal of or premium, if any, on any debt securities of such series;

•    our default in the payment of any interest due and payable on such series of debt securities and continuance of such default for the period of time set forth in the indenture;

•    our default for the period of time set forth in the indenture after notice by the trustee or the holders of the percentage set forth in the indenture in principal amount of the outstanding debt securities of that series in the observance or performance of any other covenants in the indenture;

•    our default on certain of our borrowings in an aggregate principal amount in excess of the amount set forth in the indenture causing the acceleration of that indebtedness; and

•    certain events involving our or our significant subsidiaries’ bankruptcy, insolvency or reorganization.

The indenture relating to particular series of debt securities may include other events of default with respect to any such series.

The indenture may provide that the trustee may withhold notice to the holders of any series of debt securities of any default (except a default in payment of principal, premium, if any, or interest) if the trustee considers it to be in the interest of the holders of the series to do so.

The indenture may provide that if any event of default has occurred and is continuing, the trustee or the holders of not less than the percentage set forth in the indenture in principal amount of a series of debt securities then outstanding may declare the principal of and accrued interest, if any, on that series of debt securities to be due and payable immediately. However, if we cure all events of default (except the failure to pay principal, premium or interest that became due solely because of the acceleration) and certain other conditions are met, the holders of a majority in principal amount of the applicable series of debt securities may rescind and annul such declaration.

The holders of a majority of the outstanding principal amount of a series of debt securities may have the right to direct the time, method and place of conducting proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

The applicable prospectus supplement and the indenture incorporated by reference therein will describe any additional or modified events of default which apply to any series of debt securities.

Modification of the Indenture

We and the trustee may:

•    without the consent of holders of the outstanding debt securities, modify the indenture to cure errors or clarify ambiguities, add to our covenants and the events of default for the benefit of any particular series of debt securities; and

•    with the consent of the holders of not less than a majority in principal amount of a particular series of debt securities that are outstanding under the indenture, modify the indenture or the rights of the holders of such series of debt securities.

However, without the consent of the holder of each outstanding debt security affected thereby, we may not:

•   change the stated maturity of, the principal of, premium, if any, or installment of interest of any debt securities, reduce the rate or extend the time for payment of interest, if any, on any debt securities, reduce the principal amount of any debt securities or the premium, if any, on any debt securities, impair the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, with regard to any debt securities on or after the stated maturity or change the currency in which any debt securities are payable; or

•   reduce the percentage of principal amount of debt securities the holders of which are required to consent to an amendment, supplement or waiver with respect to such series.

Governing Law

The indenture, any supplemental indenture and the debt securities issued thereunder will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION OF TRUST AND

BYLAWS

The following is a summary of provisions of Maryland law, our Declaration of Trust and our Bylaws.

Number of Trustees; Election of Trustees, Removal of Trustees, the Filling of Vacancies. Our Declaration of Trust provides that the board of trustees will consist of not less than two nor more than fifteen persons, and that the number of trustees will be set by the trustees then in office. Our board currently consists of seven trustees, each of whom serves until the next annual meeting of shareholders and until his successor is duly elected and qualified. Election of each trustee requires the approval of a plurality of the votes cast by the holders of common shares in person or by proxy at our annual meeting. The board of trustees has a nominating committee. Our Bylaws provide that the shareholders may, at any time, remove any trustee, with or without cause, by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter and may elect by majority vote a successor to fill any resulting vacancy for the balance of the term of the removed trustee. Any vacancy (including a vacancy created by an increase in the number of trustees) will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the trustees.

Limitation of Liability and Indemnification of Trustees and Officers. Our Bylaws and Declaration of Trust authorize us, to the extent permitted under Maryland law, to indemnify our trustees and officers in their capacity as such. Section 8-301(15) of the Maryland General Corporation Law (“MGCL”) permits a Maryland REIT to indemnify or advance expenses to trustees and officers to the same extent as is permitted for directors and officers of a Maryland corporation under the MGCL. The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our Declaration of Trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise against reasonable expenses, in the defense of any proceeding to which he is made a party by reason of his service in that capacity, or in the defense of any claim, issue or matter in the proceeding. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation for a judgment of liability on the basis that the officer or director shall have been adjudged to be liable to us or that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by such director or officer on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

Our Bylaws also permit us, subject to the approval of our board of trustees, to indemnify and advance expenses to any person who served as predecessor of ours in any of the capacities described above and to any employee or agent of us or a predecessor of us.

In addition to the above, we have purchased and maintain insurance on behalf of all of our trustees and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

Control Share Acquisitions. The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by directors who are employees of the corporation. “Control Shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control Shares do not include shares which the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The foregoing does not apply to shares acquired in a merger, consolidation or share exchange, if the corporation is a party to the transaction, or to acquisitions approved or exempted by the Declaration of Trust or Bylaws of the corporation. Pursuant to the MGCL, we have opted out of the control share statute and, therefore, it is not applicable to acquisitions of our common shares.

Amendments to our Declaration of Trust. In general, the Declaration of Trust may be amended by the affirmative vote or written consent of the holders of not less than a majority of the common shares then outstanding and entitled to vote thereon. However, amendments with respect to certain provisions relating to the ownership requirements, reorganizations and certain mergers or consolidations or the sale of substantially all of our assets, require the affirmative vote or written consent of the holders of not less than two-thirds of the common shares then outstanding and entitled to vote thereon. Our trustees, by a two-thirds vote, may amend the provisions of the Declaration of Trust from time to time to effect any change deemed necessary by our trustees to allow us to qualify and continue to qualify as a REIT.

Termination of Operations or our REIT Status. The Declaration of Trust permits the termination and the discontinuation of our operations by the affirmative vote of the holders of not less than two-thirds of the outstanding shares entitled to vote at a meeting of shareholders called for that purpose. In addition, the Declaration of Trust permits the trustees to terminate our REIT status at any time.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of the Declaration of Trust. The limitation on ownership of common shares set forth in our Declaration of Trust, as well as the provisions of the MGCL dealing with business combinations and control share acquisitions could have the effect of discouraging offers to acquire us or of hampering the consummation of a contemplated acquisition.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations relating to the taxation of Acadia Reality Trust as a REIT and the ownership and disposition of Acadia common shares, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. The information in this section is based on the Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS (except with respect to the taxpayer that received the ruling), and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

Because this is a summary that is intended to address only certain U.S. federal income tax considerations relating to the ownership and disposition of our common shares that will apply to all holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

 •                                       the tax consequences to you may vary depending on your particular tax situation;

 •                                       special rules that are not discussed below may apply to you if, for example, you are a broker-dealer, a trader in securities that has elected mark-to-market treatment, a U.S. expatriate, a trust, an estate, a regulated investment company, a financial institution, an insurance company, a U.S. person whose “functional currency” is not the United States dollar, a person holding our common shares as part of hedge, straddle, conversion, integrated or other risk-reduction transaction, a holder of our common shares through a partnership or similar pass-through entity, except to the extent discussed below, a tax-exempt organization or a non-U.S. person, or otherwise subject to special tax treatment under the Code;

 •                                       this summary does not address state, local or non-U.S. tax considerations or, except to the extent discussed below, any alternative minimum tax considerations; and

 •                                       this summary deals only with our common shares that are held as “capital assets,” within the meaning of Section 1221 of the Code.

You should review the following discussion and consult with your tax advisor to determine the effect of the acquisition, ownership and disposition our common shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

This discussion is not intended or written to be legal or tax advice to any person and is not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding U.S. federal tax penalties that may be imposed on such person. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

As used herein, the term “U.S. Holder” means any beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) a citizen or resident, within the meaning of Section 7701(b) of the Code, of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if the administration of the trust is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has made a valid election to be treated as a U.S. person pursuant to applicable Treasury Regulations.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of our common that is not a U.S. Holder or partnership. For purposes of this section, “Holder” means either a U.S. Holder or a “Non-U.S. Holder” or both.

In the case of an entity treated as a partnership for U.S. federal income tax purposes that is a beneficial owner of our common shares, the treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership or a partner in such partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, holding and disposing of our common shares.

Taxation of Acadia Realty Trust as a REIT

General

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.

In the opinion of Paul, Hastings, Janofsky & Walker LLP, based on certain assumptions and our factual representations that are described in this section and in an officer’s certificate, commencing with our taxable year ended December 31, 1999, we have been organized and operated in conformity with the requirements for qualification as a REIT and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters including, but not limited to, those set forth herein, and those concerning our business and properties as set forth in this prospectus. An opinion of counsel is not binding on the IRS or the courts.

The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our REIT taxable income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

 •                                       we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

 •                                       under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference and alternative minimum tax adjustments.

 •                                       if we have (a) net income from the sale or other disposition of “foreclosure property,” which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

 •                                       if we have net income from “prohibited transactions,” such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

 •                                       if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which 95% (90% for taxable years beginning on or before October 22, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test multiplied, in each case, by (b) a fraction intended to reflect our profitability.

 •                                       if we should fail to satisfy the asset tests (as discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a tax that would be the greater of (a) $50,000; or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the nonqualifying assets for the period beginning on the first date of the failure and ending on the day we dispose of the assets (or otherwise satisfy the requirements for maintaining REIT qualification).

 •                                       if we should fail to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the asset tests, but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a $50,000 penalty for each failure.

 •                                       if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

 •                                       assuming we do not elect to instead be taxed at the time of the acquisition, if we acquire any asset from a corporation which is or has been a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, we would be subject to tax at the highest corporate rate if we dispose of such asset during the 10-year period beginning on the date that we acquired that asset, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time). We refer to this tax as the “Built-In Gains Tax.” The results described in this paragraph with respect to the Built-In Gains Tax assume that certain elections specified in applicable Treasury Regulations are either made or forgone, by us or by the entity from which the assets are acquired, in each case, depending on the date such acquisition occurred.

 •                                       we will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

Requirements for Qualification

A REIT is a corporation, trust or association (1) that is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) that has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year (after the first REIT taxable year) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and subject to certain attribution rules) (the “5/50 Rule”), and (8) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months (other than the first year of a REIT).

We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our Declaration of Trust includes restrictions regarding the transfer of our shares that are intended to assist us in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to our shareholders requesting information regarding the actual ownership of our shares, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (7) above, we will be treated as having met the requirement. See “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer” in this prospectus.

The Code allows a REIT to own wholly-owned subsidiaries which are “qualified REIT subsidiaries.” The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. Our qualified REIT subsidiaries will not be subject to federal corporate income taxation but may be subject to state and local taxation.

A REIT may also hold any direct or indirect interest in a corporation that qualifies as a “taxable REIT subsidiary,” as long as the REIT’s aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT’s total assets. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses, own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See “—Asset Tests” below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm’s-length.

In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership based on our interest in partnership capital, subject to special rules relating to the 10% value test described below under “—Asset Tests.” Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and assets tests (as discussed below). Thus, our proportionate share of the assets, liabilities, and items of gross income of the partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein. The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.

Income Tests

In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property

(including “rents from real property” and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities and certain other specified sources. For taxable years beginning on or after October 23, 2004, income from certain hedging transactions that are clearly and timely identified and that hedge indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income (rather than being treated as qualifying or nonqualifying income) for purposes of the 95% gross income test.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

 •                                       First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

 •                                       Second, the Code provides that rents received from a tenant generally will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our shares, actually or constructively own 10% or more of such tenant.

 •                                       Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.”

 •                                       Finally, in order for rents received to qualify as “rents from real property,” we generally must not operate or manage the property (subject to a de minimis exception as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property (“Permissible Services”).

Rents received generally will qualify as rents from real property notwithstanding the fact that we provide services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for “impermissible services” with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by us with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that we will be deemed to have received for performing “impermissible services” will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.

We believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be qualifying income under those tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect and we disclosed the nature and amounts of our items of gross income in a schedule attached to our federal income tax return for such year (and for taxable years beginning on or before October 22, 2004, such schedule is filed in accordance with Treasury Regulations to be issued and any incorrect information on the schedule was not due to fraud with intent to evade tax). It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which 95% (90% for taxable years beginning on or before October 22, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test multiplied, in each case, by a fraction intended to reflect our profitability. An additional relief provision may apply for failure to comply with the requirements for qualification as a REIT (other than failures related to the 75% or 95% gross income tests and the asset tests) if such failures are due to reasonable cause and not willful neglect and we pay penalty tax of $50,000 for each such failure to the IRS with our tax return.

Subject to certain safe harbor exceptions, any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties and to make occasional sales of the properties consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may contend that one or more of these sales is subject to the 100% penalty tax.

Asset Tests

At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets must be represented by real estate assets, including (1) our allocable share of real estate assets held by partnerships in which we own an interest or held by our qualified REIT subsidiaries and (2) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) public debt offering by us, cash, cash items and government securities. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined above under “—Requirements for Qualification”). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer (the “5% value test”), (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer (the “10% vote test”) and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the “10% value test”). The following assets are not treated as “securities” held by us for purposes of the 10% value test: (i) “straight debt” meeting certain requirements, unless we hold (either directly or through our “controlled” taxable REIT subsidiaries) certain other securities of the same corporate or partnership issuer that have an aggregate value greater than 1% of such issuer’s outstanding securities; (ii) loans to individuals or estates; (iii) certain rental agreements calling for deferred rents or increasing rents that are subject to Section 467 of the Code, other than with certain related persons; (iv) obligations to pay us amounts qualifying as “rents from real property” under the 75% and 95% gross income tests; (v) certain securities issued by certain governmental entities; and (vi) securities issued by another qualifying REIT. In addition, any debt instrument issued by a partnership will not be treated as a “security” under the 10% value test if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from sources meeting the requirements of the 75% gross income test. If the partnership fails to meet the 75% gross income test, then the debt instrument issued by the partnership nevertheless will not be treated as a “security” to the extent of our interest as a partner in the partnership. Also, in determining our allocable share of any securities owned by the partnership, our share of the assets of the partnership, solely for purposes of applying the 10% value test in taxable years beginning on or after January 1, 2005, will correspond not only to our interest as a partner in the partnership but also to our proportionate interest in certain debt securities issued by the partnership.

We believe that substantially all of our assets consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of the calendar quarter in which it arose. If we were to fail any of the asset tests at the end of any quarter without curing such failure within 30 days after the end of such quarter, we would fail to qualify as a REIT, unless we were to qualify under certain recently enacted relief provisions. Under one of these relief provisions, if we were to fail the 5% value test, the 10% vote test or the 10% value test, we nevertheless would continue to qualify as a REIT if the failure was due to the ownership of assets having a total value not exceeding the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000, and we were to dispose of such assets (or otherwise meet such asset tests) within six months after the end of the quarter in which the failure was identified. If we were to fail to meet any of the REIT asset tests for a particular quarter, but we did not qualify for the relief for de minimis failures that is described in the preceding sentence, then we would be deemed to have satisfied the relevant asset test if: (i) following our identification of the failure, we were to file a schedule with a description of each asset that caused the failure; (ii) the failure was due to reasonable cause and not due to willful neglect; (iii) we were to dispose of the non-qualifying asset (or otherwise meet the relevant asset test) within six months after the last day of the quarter in which the failure was identified, and (iv) we were to pay a penalty tax equal to the greater of $50,000, or the highest corporate tax rate multiplied by the net income generated by the non-qualifying asset during the period beginning on the first date of the failure and ending on the date we dispose of the asset (or otherwise cure the asset test failure). These relief provisions will be available to us in our taxable years beginning on or after January 1, 2005, although it is not possible to predict whether in all circumstances we would be entitled to the benefit of these relief provisions.

Although we expect to satisfy the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner and the relief provisions described above do not apply, we would cease to qualify as a REIT.

Annual Distribution Requirement

With respect to each taxable year, we must distribute to our shareholders as dividends (other than capital gain dividends) at least 90% of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our “REIT taxable income” (determined without regard to the deduction for dividends paid and by excluding any net capital gain) and any after-tax net income from foreclosure property, minus (2) the excess of the sum of certain items of “excess noncash income” such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount over 5% of our “REIT taxable income.” REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.

We will be subject to tax on amounts not distributed at regular U.S. federal corporate income tax rates. In addition, a 4% nondeductible excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses generated by us may be carried forward (but not carried back) and used by us for 15 years (or 20 years in the case of net operating losses generated in our tax years commencing on or after January 1, 1998) to reduce REIT taxable income and the amount that we will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.

In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a “subsequent declared dividend”) as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the 4% nondeductible excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.

For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS, we may be permitted to remedy such failure by paying a “deficiency dividend” in a later year together with interest and a penalty. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make non-deductible expenditures (such as capital improvements or principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.

Failure to Qualify

As described above, commencing with our taxable year beginning January 1, 2005, if we were to fail to satisfy one or more requirements for REIT qualification, other than an asset or income test violation of a type for which relief is otherwise available as described above, we would retain our REIT qualification if the failure was due to reasonable cause and not willful neglect, and if we were to pay a penalty of $50,000 for each such failure. It is not possible to predict whether in all circumstances we would be entitled to the benefit of this relief provision.

If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits, which may be eligible for long-term capital gains rates with respect to domestic non-corporate shareholders if certain holding periods are met and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we might be required to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell properties within ten years of the date we requalify as a REIT under federal income tax laws.

Taxation of Taxable U.S. Holders

As long as we qualify as a REIT, distributions made to our U.S. Holders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts.

Certain “qualified dividend income” received by domestic non-corporate shareholders in taxable years prior to December 31, 2010, is subject to tax at the same tax rates as long-term capital gain. Dividends paid by a REIT generally would not qualify as “qualified dividend income” because a REIT is not generally subject to federal income tax on the portion of its REIT taxable income distributed to its shareholders, and therefore, will continue to be subject to tax at ordinary income rates, subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries) in which the REIT has invested. Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-In Gains Tax (as described above) in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not expect to distribute a material amount of qualified dividend income, if any.

Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders are taxed on capital gain dividends at the same federal income tax rate as ordinary income under the Code.

Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the U.S. Holder’s shares, and will result in a corresponding reduction in the U.S. Holder’s basis in the shares. Any reduction in a Holder’s tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify U.S. Holders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceeds the adjusted basis of a U.S. Holder’s shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. Holder.

Aside from the different income tax rates applicable to ordinary income and capital gain dividends for non-corporate taxpayers, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as “portfolio” income for purposes of the passive activity loss limitation and U.S. Holders generally will not be able to offset any “passive losses” against such dividends. Capital gains dividends and qualified dividend income may be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by non-corporate taxpayers with respect to indebtedness attributable to certain investment assets.

In general, dividends paid by us will be taxable to U.S. Holders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earning and profits. As a result, U.S. Holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

In general, a domestic shareholder will realize capital gain or loss (except as described above) on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder’s adjusted basis of such shares. Such gain or loss will generally be short-term capital gain or loss if the shareholder has not held such shares for more than one year and will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such U.S. Holder as long-term capital gains.

We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains; (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount and (3) in the case of U.S. Holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.

Taxation of Non-U.S. Holders

The following discussion is only a summary of the rules governing U.S. federal income taxation of Non-U.S. Holders. Prospective Non-U.S. Holders should consult their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution or such lower rate as may be specified by an applicable income tax treaty unless the distributions are treated as effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business will be subject to tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. Holders are subject to tax, and are generally not subject to withholding. Any such dividends received by a Non-U.S. Holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We expect to withhold United States income tax at the rate of 30% on any distributions made to a Non-U.S. Holder unless (1) a lower treaty rate applies and the Non-U.S. Holder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate or (2) the Non-U.S. Holder files an IRS form W-8ECI with us claiming that the distribution is income effectively connected with the Non-U.S. Holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Holder to the extent that they do not exceed the adjusted basis of the Holder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Holder’s shares, they will give rise to tax liability if the Non-U.S. Holder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. For withholding tax purposes, we are generally required to treat all distributions as if made out of our current or accumulated earnings and profits. In addition, we may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the Non-U.S. Holder is not liable for tax on the receipt of that distribution. However, the Non-U.S. Holder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Holder’s United States tax liability, if any, with respect to the distribution.

Distributions to a Non-U.S. Holder that are properly designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to U.S. federal income taxation unless:

•

the investment in our common shares is treated as effectively connected with the Non-U.S. Holder’s trade or business, in which case the Non-U.S. Holder will be subject to the same treatment as U.S. Holders with respect to any gain, except that a Holder that is a foreign corporation also may be subject to a 30% branch profits tax, as discussed above; or

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Holder under the provisions of

FIRPTA. Under FIRPTA, a Non-U.S. Holder is taxed as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Holders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Holder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the Non-U.S. Holder’s FIRPTA tax liability.

For taxable years beginning after October 22, 2004, the rules described in the preceding paragraph generally do not apply to capital gain dividends received with respect to a class of our shares that is regularly traded on an established securities market located in the United States if the Non-U.S. Holder does not own more than five percent (5%) of such class at any time during the one-year period preceding the date of the distribution. In that case, such capital gain dividends will be treated and taxed as REIT ordinary dividends (that is not taxed as capital gain) as described above.

Gain recognized by a Non-U.S. Holder upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” which generally includes a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is anticipated that we will continue to be a “domestically controlled REIT.” Therefore, the sale of our shares will not be subject to taxation under FIRPTA. However, because our common shares are publicly traded, no assurance can be given that we will continue to qualify as a “domestically controlled REIT.” In addition, a Non-U.S. Holder that owns, actually or constructively, 5% or less of a class of our shares through a specified testing period will not recognize taxable gain on the sale of its shares under FIRPTA if the shares are regularly traded on an established securities market. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price. Gain not subject to FIRPTA will be taxable to a Non-U.S. Holder if (1) investment in the shares is effectively connected with the Non-U.S. Holder’s United States trade or business, in which case the Non-U.S. Holder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (“Exempt Organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While investments in real estate may generate UBTI, the IRS has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not debt financed, as discussed below, and not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on our intention to invest our assets in a manner that will avoid the recognition of UBTI, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the “debt-financed property” rules under the Code. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under specified provisions of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the “UBTI Percentage”) in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our capital shares collectively owns more than 50% of the value of our capital shares.

Information Reporting and Backup Withholding Tax Applicable to Holders of Common Shares

U.S. Holders

We will report to U.S. Holders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding, currently at a rate of 28%, with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Holder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Amounts withheld as backup withholding will be creditable against the shareholder’s income tax liability if proper documentation is supplied. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us.

Non-U.S. Holders

Generally, we must report annually to the IRS the amount of dividends paid to a Non-U.S. Holder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the Non-U.S. Holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder ‘s country of residence. Payments of dividends or of proceeds from the disposition of stock made to a Non-U.S. Holder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a Non-U.S. Holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

Other Tax Considerations

Entity Classification

A significant number of our investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT.

We believe that each partnership in which we hold a material interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

Tax Allocations with Respect to the Properties

We have acquired properties from sellers who contributed the properties to one of our partnerships in exchange for an interest in the partnership. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as “Book-Tax Difference”). Special rules under Section 704(c) of the Code and the Treasury Regulations thereunder require special allocations of income, gain, loss and deduction with respect to contributed property, which tend to eliminate the Book-Tax Difference over the depreciable lives of such property, but which may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the partnership could cause us (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time the properties were contributed to the partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to us as a result of such sale.

Treasury Circular 230 Disclosure

The preceding discussion of material U.S. federal income tax consequences and any other discussion in this prospectus of the tax consequences or tax risks of an investment in our common shares (collectively, written discussion) is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed on the person. This discussion was written to support the marketing of the transaction(s) or matter(s) addressed by this written discussion, and the taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. No limitation has been imposed by legal counsel on disclosure of the tax treatment or tax structure of the transaction.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code impose restrictions on (i) employee benefit plans (as defined in Section 3(3) of ERISA); (ii) plans described in Section 4975(e)(1) of the Code, including individual retirement accounts or Keogh plans; (iii) any entities whose underlying assets include plan assets by reason of a plan’s investment in such entities (each, a “plan”); and (iv) persons who have specified relationships to those plans (i.e., “parties-in-interest” under ERISA and “disqualified persons” under the Code). Moreover, based on the reasoning of the U.S. Supreme Court in John Hancock Mut. Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86 (1993) (“Harris Trust”), an insurance company’s general account may be deemed to include assets of the plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a party-in-interest or disqualified person with respect to a plan by virtue of such investment. ERISA also imposes certain duties on persons who are fiduciaries of plans subject to ERISA and prohibits certain transactions between a plan and parties-in-interest or disqualified persons with respect to such plans.

The Acquisition and Holding of Our Common Shares

An investment in our common shares by a plan could be deemed to result in a transaction prohibited under Title I of ERISA or Section 4975 of the Code (e.g., the indirect transfer to or use by a party-in-interest or disqualified person of assets of a plan). Such transactions may, however, be subject to one or more statutory or administrative exemptions such as prohibited transaction class exemption, or PTCE 90-1, which exempts certain transactions involving insurance company pooled separate accounts; PTCE 91-38, which exempts certain transactions involving bank collective investment funds; PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”; PTCE 95-60, which exempts certain transactions involving insurance company general accounts; PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager”; or another available exemption. Such exemptions may not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a plan’s investment.

The Treatment of Our Underlying Assets Under ERISA

The U.S. Department of Labor (“DOL”) has issued regulations (29 C.F.R. 2510.3-101) concerning the definition of what constitutes the assets of an employee benefit plan (the “plan asset regulations”). These regulations provide that, as a general rule, the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which a plan purchases an “equity interest” will be deemed, for purposes of ERISA, to be assets of the investing plan unless certain exceptions apply. The plan asset regulations define an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Our common shares should be treated as “equity interests” for purposes of the plan asset regulations.

One exception to the “look-through” rule under the plan asset regulations provides that an investing plan’s assets will not include any of the underlying assets of an entity in which such assets are invested if at all times less than 25% of each class of “equity” interests in the entity is held by “benefit plan investors,” as defined in Section 3(42) of ERISA. For purposes of this determination, equity interests held by a person who has discretionary authority or control over the entity’s assets or any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons, are disregarded. The “publicly offered securities” exception, another exception under the plan asset regulations, provides that an investing plan’s assets will not include any of the underlying assets of an entity if the class of “equity” interests in question is (i) widely held (i.e., held by 100 or more investors who are independent of the issuer and each other), (ii) freely transferable and either (iii) part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) or (iv) sold to the plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. Another exception is provided for an investment in an “operating company,” which is defined in the plan asset regulations to include a “venture capital operating company” and a “real estate operating company.”

Our board of trustees intends to take such steps as may be necessary to qualify for one or more of the exceptions available under the plan asset regulations and thereby prevent our assets from being treated as assets of any investing plan.

If, however, none of the exceptions under the plan asset regulations were applicable and we were deemed to hold plan assets by reason of a plan’s investment in our equity securities, such plan’s assets would include an undivided interest in the assets held by us. In such event, such assets, transactions involving such assets and the persons with authority or control over and otherwise providing services with respect to such assets would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code, and any statutory or administrative exemption from the application of such rules may not be available.

As noted above, under the reasoning of the U.S. Supreme Court in Harris Trust, an insurance company’s general account may be deemed to include assets of the plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a party-in-interest with respect to a plan by virtue of such investment. Following the decision in Harris Trust, Congress enacted Section 401(c) of ERISA and DOL adopted regulations (29 C.F.R. 2550.401c-1) to provide guidance on which assets held by the insurer constitute “plan assets” for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets continue to be treated as the plan assets of any such plan invested in a separate account.

Any plan fiduciary that proposes to cause a plan to purchase our securities should consult with its counsel with respect to the potential applicability of ERISA and the Code to such investment and determine on its own whether any exceptions or exemptions are applicable and whether all conditions of any such exceptions or exemptions have been satisfied. Moreover, each plan fiduciary should determine whether, under the general fiduciary standards of investment prudence and diversification, an investment in our securities is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan’s investment portfolio. The sale of our securities is in no respect a representation by us or any other person that such an investment meets all relevant legal requirements with respect to investments by plans generally or that such an investment is appropriate for any particular plan.

SELLING SECURITYHOLDERS

Information about any selling securityholders may be added to this prospectus pursuant to a prospectus supplement.

PLAN OF DISTRIBUTION

We and/or selling securityholders, may sell the securities to or through agents or underwriters or directly to one or more purchasers.

By Agents

We and/or any selling securityholders may use agents to sell the securities. We expect that in any agreement with the agents, they will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

We and/or selling securityholders may sell the securities to underwriters. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. We expect that in any agreement with the underwriters, each underwriter will be obligated to purchase all the securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

We and/or any selling securityholders may sell securities directly to investors. In this case, no underwriters or agents would be involved.

As one of the means of direct issuance of securities, we and/or selling securityholders may utilize the services of any available electronic auction system to conduct an electronic “dutch auction” of the offered securities among potential purchasers who are eligible to participate in the auction of those offered securities, if so described in the prospectus supplement.

Selling Securityholders

Selling securityholders, if any, may offer our securities in one or more offerings, and if required by applicable law or in connection with an underwritten offering, pursuant to one or more prospectus supplements, and any such prospectus supplement will set forth the terms of the relevant offering as described above. To the extent our securities offered pursuant to a prospectus supplement or otherwise remain unsold, selling securityholders may offer those securities on different terms pursuant to another prospectus supplement. Sales by selling securityholders may not require the provision of a prospectus supplement.

Each selling securityholder may offer our securities at various times in one or more of the following transactions among others: through short sales, derivative and hedging transactions; by pledge to secure debts and other obligations; through offerings of securities exchangeable, convertible or exercisable for our securities; under forward purchase contracts with trusts, investment companies or other entities (which may, in turn, distribute their own securities); through distribution to its members, partners or shareholders; in exchange or over-the-counter market transactions; and/or in private transactions.

Each of the selling securityholders also may resell all or a portion of our securities that it owns in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided it meets the criteria and conforms to the requirements of Rule 144.

General Information

Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We and/or selling securityholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415.

EXPERTS

The financial statements, schedule and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this Form S-3 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent registered public accounting firm, audited our consolidated financial statements for each of the two years in the period ended December 31, 2004, as included in our Current Report on Form 8-K dated December 1, 2006, as set forth in their report, which is incorporated herein by reference. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common shares, preferred shares and debt securities will be passed upon for us by Berliner, Corcoran & Rowe LLP, Washington, DC. Other matters in connection with the offering of securities offered by this prospectus will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP. Any agents or underwriters will be represented by their own legal counsel named in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for more information about their public reference room and their copy charges.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We are incorporating by reference the following documents that we have previously filed with the SEC (Commission File No. 001-12002), except for any document or portion thereof “furnished” to the SEC:

•

Our Annual Report on Form 10-K (except for Items 6, 7, 7A, 8 and 15(a) that have been retrospectively adjusted in our Current Report on Form 8-K filed December 4, 2006) for the year ended December 31, 2005 (as amended by Amendment No. 1 thereto on Form 10-K/A filed on May 12, 2006) (the “2005 Form 10-K”);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 (as amended by Amendment No. 1 thereto on Form 10-Q/A filed on May 12, 2006), June 30, 2006 and September 30, 2006;

•	Our Current Reports on Form 8-K filed January 12, 2006 (two filings), May 8, 2006, December 4, 2006 (two filings), December 6, 2006, December 11, 2006 and December 29, 2006;

•	Our Definitive Proxy Statement on Schedule 14A, filed April 21, 2006;

•

The description of our shares contained in our Registration Statement on Form 8-A dated May 21, 1993, (File No. 33-6008) filed on May 26, 1993 pursuant to Section 12(g) of the Exchange Act, as amended, including any amendment or report filed for the purpose of updating such description; and

•

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the time that we sell all of the securities offered by the prospectus and any applicable prospectus supplement.

In no event will any of the information that we “furnish” to the SEC in any Current Report on Form 8-K from time to time be incorporated by reference into, or otherwise included in, this prospectus or any prospectus supplement.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to: Acadia Realty Trust, 1311 Mamaroneck Avenue, Suite 260, White Plains, New York 10605, Attn: Robert Masters. Telephone requests may be directed to (914) 288-8100.

Up to 2,000,000

Common Shares

PROSPECTUS SUPPLEMENT

December 31, 2008